SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2006

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                               Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐  No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

I. Company Overview
1. Business Objectives

Business Objectives
1.	Information and communication business

2.	Handset sales and lease business

3.	New media business

4.	Advertisement business

5.	Communication sales business

6.	Personal property and real property lease business

7.	Research and technology development related to Clause 1 through 4

8.	Overseas business and trading business related to Clause 1 through 4

9.	Manufacturing and distribution business related to Clause 1 through 4

10.	Tourism

11.	Other businesses related to the above

2. Company History
A. Company History
(1) Changes Since Incorporation
     a) Date of Incorporation
–	March 29, 1984 (date of shareholders’ meeting for the incorporation): Incorporated as Korea Mobile Communications Service Co., Ltd.
(Authorized capital: Won 500 million / Paid-in capital: Won 250 million)
     b) Location of the Headquarter
–	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

–	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

–	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

–	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

–	11 Eulji-ro 2-ga, Jung-gu, Seoul (December 13, 2004)
(2) Mergers
     a) Subject: Shinsegi Communication Co., Ltd.
–	Date: January 13, 2002

–	Registration: January 16, 2002
     b) Subject: SK IMT Co., Ltd.
–	Date: May 1, 2003

–	Registration: May 7, 2003

(2) Changes to the Manufacturing Facilities
3. Total Number of Shares
A. Total number of shares

(As of Dec. 31, 2005)			(Unit: shares)

	Share type
Classification	Common shares	—	Total	Remarks

I. Total number of issuable shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	7,002,235	—	7,002,235	—
1. Capital reduction	—	—	—	—
2. Share cancellation	7,002,235	—	7,002,235	—
3. Redeemed shares	—	—	—	—
4. Others	—	—	—	—
IV. Total number of shares (II-III)	82,276,711	—	82,276,711	—
V. Number of treasury shares	8,662,415	—	8,662,415	—
VI. Number of shares outstanding (IV-V)	73,614,296	—	73,614,296	—
B. Capital Stock and Price per Share

(As of Dec. 31, 2005)								(Unit: Won, shares)

		Capital (total face value)			Price per share
		Capital amount in		Total amount of		Capital/	Capital/
		financial	Total number of	distributed	Par value per	Total number of	Number of
		statements	issued shares	shares	share	issued shares	distributed shares
Classification	Type	(A)	(IV of A.×B)	(VI of A.×B )	(B)	(A/ IV of A.)	(A/VI of A.)	Remarks

Registered	Common shares	44,639,473,000	41,138,355,500	36,807,148,000	500	542.6	606.4
Total		44,639,473,000	41,138,355,500	36,807,148,000	500	542.6	606.4

C. Acquisition and Disposition of Treasury Shares
(1) Status of Acquisition and Disposition of Treasury Shares

							(Unit: shares)

		Amount at the
		beginning of				Amount at the end
Acquisition method	Type of share	period	Acquisition (+)	Disposition (-)	Retirement (-)	of period	Remarks

Direct acquisition pursuant to Article 189-2 (1) of the relevant Act	Common share	4,697,735	—	—	—	4,697,735	—
	Preferred share	—	—	—	—	—	—
Direct acquisition based on causes other than those stipulated in Article 189-2 (1) of the relevant Act	Common share	77,970	—	—	—	77,970	—
	Preferred share	—	—	—	—	—	—
Sub-total	Common share	4,775,705	—	—	—	4,775,705	—
	Preferred share	—	—	—	—	—	—

							(Unit: shares)

		Amount at the
		beginning of				Amount at the end
Acquisition method	Type of share	period	Acquisition (+)	Disposition (-)	Retirement (-)	of period	Remarks

Indirect acquisition through trust and other agreements	Common share	3,886,710	—	—	—	3,886,710	—
	Preferred share	—	—	—	—	—	—
Total	Common share	8,662,415	—	—	—	8,662,415	—
	Preferred share	—	—	—	—	—	—

*	Of the 4,775,705 shares of treasury stocks directly acquired based on causes other than those provided in Article 189-2 (1) of the relevant Act, 1,777,173 shares were deposited in the Korea Securities Depository as of March 13, 2006 for the exchange of exchangeable bonds offered abroad.
(2) Status of Profit Retirement

							(Unit: in thousand Won, shares)

Date of	Purpose of	Types of	Quantity of			Acquisition period of
Retirement	Retirement	Retirement share	Retirement share	Retirement amount		Retirement share	Legal basis

January 6, 2003	Profit retirement	Common share	4,457,635	998,510,240	*	December 30, 2002	Article 189 of the relevant Act
August 20, 2003	Profit retirement	Common share	2,544,600	524,387,490	*	June 30, 2003 to August 11, 2003	Article 189 of the relevant Act
Total		Common share	7,002,235	1,522,897,730		—	—
		Preferred share	—	—		—	—

*	Excluding fees paid
(3) Status of Trust and Other Agreements for Treasury Shares

						(Unit: in million Won)

	Beginning			Entry (+)		Termination (-)		Ending
Classification	Amount		Cases	Amount	Cases	Amount	Cases	Amount	Cases	Remarks

Specific monetary trust	982,000	*	4	—	—	—	—	982,000	4	—
Trust agreement with asset management companies	—		—	—	—	—	—	—	—	—
Acquisition agreement with investment companies	—		—	—	—	—	—	—	—	—
Total	982,000		4	—	—	—	—	982,000	4	—

*	Won 631.2 billion (October 26, 2004) / Won 350.8 billion (October 29, 2004)
D. Employee Stock Ownership Program
(1) Details of Transaction with the Employee Stock Ownership Program
a)	On August 23, 1999, our company lent Won 118.6 billion of purchase funds for the employee stock ownership to the Employee Stock Ownership Program, and the Employee Stock Ownership Program re-lent the amount to the employees of the company in accordance with the internal allotment standards
-	Terms of the loan: 10-year installment repayment plan following a three-year grace period

-	The loan is deducted from wages for each individual to repay the Employee Stock Ownership Program, and is subsequently repaid to the company.
b)	Annual repayment amount of 2005: Won 7,948,266,029
-	Details of the loan repayment

(As of December 31, 2005)		(Unit: in thousand Won)

Classification	Amount	Remarks

Initial loan amount	118,577,755	Loaned on August 23, 1999 to 3,540 persons
Accumulated repayment amount	103,991,548	Including Won 7.94 billion repaid in 2005
Balance	14,586,207	Full repayment by June 2012
(2) Voting Rights of the Employee Stock Ownership Program
     The voting rights are exercised individually during a designated period of 7 days or longer by expressing the intention to exercise such right on the agenda at the meeting of shareholders through a proxy with a written power of attorney.
(3) Shareholdings of the Employee Stock Ownership Program

(Unit: shares)

		Balance at the	Balance at the end
Account classification	Types of share	beginning of period	of period

E.S.O.P. account	—	—	—
Member account	Common share	376,144	297,246
     Pursuant to the pertinent law requiring the immediate allotment of the employee stock ownership directly purchased by a member, the company allots and holds the employee stock ownership allotted in 1999 in the member accounts once the allotment share amount for each individual member is determined.
5. Status of Voting Right

[As of Dec. 31, 2005]			(Unit: shares)

Classification		Number of shares	Remarks

Total outstanding shares (A)	Common share	82,276,711	—
	Preferred share	—
Number of shares without voting right (B)	Common share	8,662,415	Treasury shares
	Preferred share	—
Shares with restricted voting right under	Common share	7	Restriction under the
the Stock Exchange Act and other laws (C)			Antitrust and Fair Trade
			Act: 7 shares (7 shares in SK Securities)
Shares with reestablished voting right (D)	—	—	—
The number of shares with exercisable voting right (E = A - B - C + D)	Common share	73,614,289	—
	Preferred share	—	—
6. Dividends and Others

	(Unit: in million Won except per share value)
	Year ended December 31,
Classification	2005	2004	2003

Par value per share	500	500	500
Current net income	1,871,380	1,494,852	1,942,750
Net income per share	25,421	20,307	25,876

		(Unit: in million Won except per share value)
		Year ended December 31,
Classification		2005	2004	2003

Dividend income		1,930,626	1,377,007	406,413
Total cash dividend		662,529	758,227	404,879
Total share dividend		—	—	—
Propensity to cash dividend (%)		35.4	50.7	20.8
Yield rate for cash dividend (%)	Common share	4.9	5.2	2.8
	Preferred share	—	—	—
Yield rate for share dividend (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share	Common share	9,000	10,300	5,500
	Preferred share	—	—	—
Share dividend per share	Common share	—	—	—
	Preferred share	—	—	—

*	The total amount of cash dividend for the year ended December 31, 2005 includes the interim dividend amount of Won 73,614 million, and the cash dividend amount per share for the same period includes the interim dividend amount of Won 1,000 per share.

**	The cash dividend per share for the year ended December 31, 2004 includes the periodic dividend of Won 5,100 (including the interim dividend amount of Won 1,000) and special dividend of Won 5,200.

II. Business Summary
1. Business Summary
A. Industry Status
(1) Characteristics of Industry
     As of the end of December 2005, the number of domestic mobile phone subscribers reached 38.34 million and with a 79.4% penetration rate, the Korean mobile communication market can be considered to have reached its saturation point. However, considering the number of European countries with penetration rates exceeding 90%, additional future growth of the domestic market may be possible.
     The Korean mobile communications market continues to improve with the help of advances in the network-related technology evidenced by the first commercialization of CDMA2000 1x, CDMA 1x EV-DO, and the development of highly advanced handsets that enables the provision of convergence services for multimedia contents, mobile commerce, telematics, satellite DMB, digital home services, and other related contents.
(2) Industry Growth

					(Unit: 1,000 persons)

Classification		End of 2005	End of 2004	End of 2003	End of 2002	End of 2001

Penetration rate (%)		79.4	75.9	70.1	67.9	60.9
	SK Telecom	19,530	18,783	18,313	17,220	11,867
Number of	Shinsegi
subscribers	Communication	—	—	—	—	3,312
	PCS	18,812	17,803	15,279	15,123	13,867
	Total	38,342	36,586	33,592	32,342	29,046
(Data: Ministry of Information and Communication website)
(3) Market Characteristics
     The Korean mobile communication market includes the entire population of Korea with the mobile communication service needs, and almost every Korean is considered a potential user. With the market penetration rate reaching as high as 79.4% (as of the end of December 2005), the customer base is continuing to expand to include elementary school and pre-school children. Although demand to date has primarily been on the domestic market, as the business territory expands to overseas market, the size of overseas sales is expected to grow in the near future. Seasonal and economic fluctuations have much less influence on the Korean mobile communication market compared to other industries.
B. Company Status
(1) Market Shares

Our Market Share			(Unit: %)

Classification	2005	2004	2003

Mobile phone	50.9	51.3	54.5

Market Share of Competitors			(Unit: %)

Classification	SK Telecom	KTF	LG Telecom

Market share as of December 31, 2005	50.9	32.1	17.0
(Data: Ministry of Information and Communication website)
(2) New Business Contents and Prospects
a) Resolution for capital investment regarding Mobile Virtual Network Operator (MVNO) service in the U.S. (January 26, 2005)

–	Investment amount: US$220 million (From 2005 to 2007)

–	Investment method: Establishment of a joint venture with EarthLink which is one of the three major internet service providers in the U.S.

–	Service provided: MVNO
•	Subscriber recruitment and service provision based on service facilities and fee plans

•	Combination of SK Telecom’s mobile communications business capabilities and data service technology with the local customer base, marketing infrastructure and brand power of EarthLink

•	Scheduled to provide additional services related with music, games and messaging for target customers
–	Recent business status
•	Launch of a new brand: “HELIO”

•	Full scale business scheduled for initiation in early 2006. Targeted at younger customer group relatively more familiar with the usage of wireless internet
b)	Commercialization of the High Speed Downlink Packet Access (HSDPA) service in the first half of 2006
–	To facilitate service vitalization as part of our future growth strategy, more visual oriented products such as video phones will be developed while expanding the scope of global roaming services

–	We plan to improve customer recognition toward HSDPA through early market dominance and upgrade of market premium services by focusing on the early adopters and frequent users
2. Major Products
A. Status of Major Products

(Unit: in million Won, %)
Business field	Sales type	Item	Major trademarks	Sales amount (ratio)

Information and	Services	Mobile phone	June, NATE and others	10,062,116 (99.03%)
communication		Others	Others	99,013 (0.97%)
B. Price Trend of Major Products

		(Unit: Won)
Item		During 2005	During 2004	During 2003

Mobile phone	Basic fee (per month)	13,000	13,000	14,000
(Based on standard call charge)	Service fee (per 10 seconds)	20	20	20

*	The base fee for standard call charge for mobile phone service changed to Won 13,000 beginning September 1, 2004.

**	Caller ID service became free of charge beginning January 2006.
3. Investment Status
A. Investment in Progress

	(Unit: in million Won)
		Investment				Amount already	Future
Business field	Classification	period	Subject of investment	Investment effect	Total investments	invested	investment	Remarks

	Upgrade	2005	CDMA 1x, EV-DO, 95A/B	Capacity increase and quality improvement	500,000	375,759	—	—
Network	Upgrade	2005	WCDMA	Capacity increase and quality improvement	600,000	574,501	—	—
	Upgrade	2005	Network, and others	Network expansion	170,000	159,195	—	—
	Upgrade	2005	System improvement	System Upgrade	240,000	239,666	—	—
Common	New installation	2005	Company building and general support	Improvement in working environment	90,000	116,600	—
		Total		—	1,600,000	1,465,721	—	—

*	Amount already invested is the amount expended in 2005. See “ (B) Future Investment Plan” for future investment amount.
B. Future Investment Plan

	(Unit: in 100 million Won)
	Expected investment amount		Expected investment for each year
Business field	Asset type	Amount	2006	2007	2008	Investment effect	Remarks

Mobile phone business	Machinery, equipment and others	16,000	16,000	—	—	Upgrades to the existing services and provision of new services	—
	Total	16,000	16,000	—	—	—	—

*	The above future investment plan is based on estimates and may differ from the actual result due to changes in the business and managerial condition.

4. Derivative Products and Others
A. Derivative Product Contracts Status
(1)	Purpose of Contract: Currency exchange risk hedging

(2)	Contract Terms
a)	Cross Currency Swap (As of December 31, 2005)

	(Unit: in million Won)
Contract amount	Contract party	Contract date	Proceeds payment method	Income/loss on valuation

US$ 125 million	Citibank	March. 23, 2004	Exchange before principal and interest payment date	(24,954)
US$ 125 million	Credit Suisse	March 23, 2004	Same as above	(25,310)
US$ 50 million	BNP Paribas	March 23, 2004	Same as above	(9,942)
Total: US$300 million	—	—	—	60,206

* Income/loss on valuation was calculated using the cash flow hedge accounting and was appropriated for capital adjustment.
b) FX Swap (As of December 31, 2005)

	(Unit: in million Won)
Contract amount	Contract party	Contract date	Proceeds payment method	Income on valuation

US$ 100 million	Credit Suisse	May 27, 2004	Exchange before principal payment date	13,245
5. R&D Activities
A. R&D Costs

	(Unit: in thousand Won)
Category	2005	2004	2003	Remarks

Raw material	234,889	255,320	360,275	—
Labor	35,191,759	36,026,539	37,798,978	—

		(Unit: in thousand Won)
	Category	2005	2004	2003	Remarks

	Depreciation	121,335,301	122,097,858	123,967,527	—
	Commissioned service	86,536,635	85,646,995	76,301,845	—
	Others	41,730,732	39,951,341	31,320,530	—
	Total R&D costs	285,029,316	283,978,053	269,749,155	—
Accounting	Sales and administrative expenses	273,223,885	272,290,385	263,493,265	—
	Development expenses (Intangible assets)	11,805,431	11,687,668	6,255,890	—
	R&D cost / Ratio of sales amount (Total R&D costs / Current sales amount×100)	2.81%	2.93%	2.83%	—
6. Other Matters Related with Investment Decisions
A. External Fund Procurement Summary

(Domestic procurement)	(Unit: in million Won)
Source of procurement	Beginning balance	New procurement	Reduction from repayment	Ending balance	Remarks

Bank	—	—	—	—	—
Insurance company	—	—	—	—	—
Merchant banking	—	—	—	—	—

(Domestic procurement)	(Unit: in million Won)
Source of procurement	Beginning balance	New procurement	Reduction from repayment	Ending balance	Remarks

Loan specialty financial company	—	—	—	—	—
Mutual savings bank	—	—	—	—	—
Other financial institutions	400,000	2,174,543	(2,550,000)	24,543	—
Total procurement from financial institutions	400,000	2,174,543	(2,550,000)	24,543	—
Corporate bond (public offering)	2,800,000	200,000	(500,000)	2,500,000	—
Corporate bond (private offering)	—	—	—	—	—
Paid-in capital increase (public offering)	—	—	—	—	—
Paid-in capital increase (private offering)	—	—	—	—	—
Asset –backed securitization (public offering)	—	—	—	—	—
Asset –backed securitization (private offering)	—	—	—	—	—
Others	—	—	—	—	—
Total procurement from capital market	2,800,000	200,000	(500,000)	2,500,000	—
Borrowings from shareholder, officer and affiliated company	—	—	—	—	—
Others	—	—	—	—	—
Total	3,200,000	2,374,543	(3,050,000)	2,524,543

*	Total amount of corporate bond issued during the current period: Won 200 billion

(Overseas procurement)	(Unit: in million Won)
			Reduction in
Procurement source	Beginning balance	New procurement	repayment and others	Ending balance	Remarks

Financial institutions	—	—	—	—	—
Overseas securities (Corporate bond)	313,140	—	(9,240)	303,900	Adjustment of exchange rate
Overseas securities (shares and others)	385,885	—	—	385,885	—
Asset –backed securitization	—	—	—	—	—

(Overseas procurement)	(Unit: in million Won)
Reduction in
Procurement source	Beginning balance	New procurement	repayment and others	Ending balance	Remarks

Others	—	—	—	—	—
Total	699,025	—	(9,240)	689,785	Adjustment of exchange rate

B. Credit Ratings
(1) Corporate Bond

Credit rating	Subject of		Credit rating entity	Evaluation
date	valuation	Credit rating	(Credit rating range)	classification

Feb. 25, 2003	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
Feb. 25, 2003	Corporate bond	AAA	Korea Ratings	Current valuation
Feb. 25, 2003	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
Jun. 23, 2003	Corporate bond	AAA	Korea Ratings	Regular valuation
Jun. 26, 2003	Corporate bond	AAA	Korea Investors Service, Inc.	Regular valuation
Jun. 30, 2003	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation
Jul. 24, 2003	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
Jul. 25, 2003	Corporate bond	AAA	Korea Ratings	Current valuation
Jul. 25, 2003	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
Nov. 10, 2003	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
Nov. 10, 2003	Corporate bond	AAA	Korea Ratings	Current valuation
Nov. 10, 2003	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
Mar. 12, 2004	Corporate bond	AAA	Korea Ratings	Current valuation

Credit rating	Subject of		Credit rating entity	Evaluation
date	valuation	Credit rating	(Credit rating range)	classification

Mar. 15, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
Apr. 23, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
Apr. 23, 2004	Corporate bond	AAA	Korea Ratings	Current valuation
Dec. 6, 2004	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
Dec. 6, 2004	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Current valuation
Mar. 11, 2005	Corporate bond	AAA	Korea Investors Service, Inc.	Current valuation
Mar. 11, 2005	Corporate bond	AAA	Korea Ratings	Current valuation
Mar. 14, 2005	Corporate bond	AAA	Korea Ratings	Regular valuation
Jun. 14, 2005	Corporate bond	AAA	National Information on Credit Evaluation, Inc.	Regular valuation

*	Rating definition: “AAA” — The certainty of principal and interest payment is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(2) CP

Credit rating	Subject of		Credit rating entity	Evaluation
date	valuation	Credit rating	(Credit rating range)	classification

Jun. 23, 2003	CP	A1	Korea Ratings	Current valuation
Jun. 30, 2003	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
Nov. 10, 2003	CP	A1	Korea Ratings	Regular valuation
Jan. 26, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Regular valuation

Credit rating	Subject of		Credit rating entity	Evaluation
date	valuation	Credit rating	(Credit rating range)	classification

Jun. 8, 2004	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
Jun. 11, 2004	CP	A1	Korea Ratings	Current valuation
Jun. 11, 2004	CP	A1	Korea Investors Service, Inc.	Current valuation
Jun. 13, 2005	CP	A1	Korea Investors Service, Inc.	Current valuation
Jun. 14, 2005	CP	A1	National Information on Credit Evaluation, Inc.	Current valuation
Jun. 16, 2005	CP	A1	Korea Ratings	Current valuation

*	Rating definition: “A1” — Timely repayment capability is at the highest level with extremely low investment risk, and is stable in that there is no influence of any environmental change under reasonable expectation conditions.
(3) International Credit Ratings

		Credit rating	Credit rating company
Date of credit rating	Subject of valuation	of securities	(Credit rating range)	Evaluation type

June 14, 2005	Issuer Rating	A	Fitch (England)	Regular valuation
July 14, 2005	Global Bonds	A2	Moody’s (U.S.A.)	Regular valuation
July 14, 2005	Exchangeable Bonds	A2	Moody’s (U.S.A.)	Regular valuation
July 27, 2005	Global Bonds	A	S&P (U.S.A.)	Regular valuation
July 27, 2005	Exchangeable Bonds	A	S&P (U.S.A.)	Regular valuation

III. Financial Information
1. Summary Financial Statements

	(Unit: in million Won)
	Year ended December 31,
Classification	2005	2004	2003	2002	2001

Current assets	4,172,485	3,854,345	3,460,706	2,746,991	2,589,665
• Quick assets	4,166,500	3,843,384	3,452,682	2,736,273	2,586,676
• Inventory	5,985	10,961	8,024	10,718	2,989
Fixed assets	10,349,191	10,166,360	9,915,253	9,974,227	8,038,270
• Investments	2,366,760	2,112,488	1,763,359	3,132,330	4,645,890
• Tangible assets	4,595,884	4,605,253	4,551,626	4,451,548	3,257,646
• Intangible assets	3,386,547	3,448,619	3,600,268	2,390,350	134,735
Total assets	14,521,676	14,020,705	13,375,959	12,721,218	10,627,936
Current liabilities	2,747,268	2,859,711	4,231,974	4,015,859	2,484,431
Fixed liabilities	3,516,528	4,033,902	3,202,147	3,168,412	2,403,940
Total liabilities	6,263,796	6,893,613	7,434,121	7,184,271	4,888,371
Capital	44,639	44,639	44,639	44,576	44,576
Capital surplus	2,966,198	2,983,166	2,915,964	2,884,385	3,748,546
• Surplus from share issuance	2,915,887	2,915,887	2,915,964	2,884,385	3,736,253
• Other capital surplus	50,311	67,279	—	—	12,293
Income surplus	7,269,861	6,156,708	5,140,349	4,897,099	3,439,004
Capital adjustment	(2,022,817)	(2,057,422)	(2,159,114)	(2,289,112)	(1,492,562)
Total capital	8,257,881	7,127,091	5,941,838	5,536,948	5,739,565
Sales	10,161,129	9,703,681	9,520,244	8,634,049	6,227,127

	(Unit: in million Won)
	Year ended December 31,
Classification	2005	2004	2003	2002	2001

Operation income	2,653,570	2,359,581	3,080,660	2,683,676	2,204,168
Ordinary income	2,554,613	2,115,778	2,714,194	2,179,993	1,761,412
Current net income	1,871,380	1,494,852	1,942,750	1,511,278	1,140,322

*	See the attached audit report
IV. Auditor’s Opinion

1. Auditor’s Opinion and Others
A. Auditor

2005	2004	2003

Deloitte Anjin LLC	Deloitte Hana Anjin LLC	Hana Accounting Firm
B. Audit Opinion

Year ended December 31,	Auditor’s opinion	Remark

2005	Appropriate	—
2004	Appropriate	—
2003	Appropriate	—
2. Auditor’s Opinion (internal audit) for the Applicable Fiscal Year
A.	Audit Procedure Summary

(1)	Name and Full-time Members of the Audit Committee: Kim Yong Woon (Chairman), Kim Dae Sik, Nam Sang Koo

(2)	Status of Full-time Audit Assistants: Park Young Keun and 5 others

(3)	Audit Schedule: January 23, 2006 ~ February 13, 2006
B. Auditor’s opinion
(1) Balance Sheet and Statement of Income
     The Balance Sheet and the Income Statement appropriately indicate the status of the company’s property and income in accordance with the corporate accounting standards and pertinent laws and regulations.
(2) Business Report
     The Business Report appropriately indicates the company status in accordance with the laws and Articles of Incorporation.
(3) Statement of Retained Earnings or Statement of Deficit Disposition
     The Statement of Retained Earnings is prepared appropriately pursuant to the laws and the Articles of Incorporation, and it is appropriately prepared to reflect the assets held by the company and other relevant conditions.
3. Auditor’s Opinion on the Consolidated Financial Statements
     The consolidated financial statements will be submitted by April 30, 2006 after the completion of audit process.

A. Auditor

2005	2004	2003

Deloitte Anjin LLC	Deloitte Hana Anjin LLC	Hana Accounting Firm
B. Consolidated Audit Opinion

Year ended December 31,	Auditor’s opinion	Remark

2005	—	—
2004	Appropriate	—
2003	Appropriate	—
4. Remuneration for Outside Auditors for the Past Three Fiscal Years
A. Audit Contracts

	(Unit: in thousand Won)
Year ended December 31,	Auditors	Contents	Fee	Total hours

		Bi-annual review	447,000
		Quarterly review
2005	Deloitte Anjin LLC	Non-consolidated financial statements audit		5,177 (excluding consolidated audit)
		Consolidated financial statements audit

2004	Deloitte Hana Anjin LLC	Bi-annual review	360,000	4,808

	(Unit: in thousand Won)
Year ended December 31,	Auditors	Contents	Fee	Total hours

		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
2003	Hana Accounting Firm	Bi-annual review	270,000	3,927
		Quarterly review
		Non-consolidated financial statements audit
		Consolidated financial statements audit
B. Non-Audit Services Contract with External Auditors

	(Unit: in thousand Won)
Year ended December 31,	Contract date	Service provided	Service period	Fee	Remarks

	February 4, 2005	Advisory service regarding the set up of the internal control	9 days	46,080	—
		- Form 20-F for the year ended December 31, 2003
	March 30, 2005	-Response to the U.S. S.E.C. comments regarding the Form 6-K including the U.S. GAAP consolidated financial statements for the year ended June 30, 2004	10 days	20,200
2005	March 31, 2005	Tax adjustment for the year ended December 31, 2004	7 days	24,920
	April 15, 2005	Tax consulting	3 days	5,000
	April 29, 2005	Tax consulting	7 days	19,000
	June 1, 2005	2004 English audit	20 days	86,000
	July 18, 2005	Tax consulting	5 days	13,500
	December 31, 2005	Tax consulting	All year (100 hours)	10,000

	(Unit: in thousand Won)
Year ended December 31,	Contract date	Service provided	Service period	Fee	Remarks

	March 2, 2004	Consulting on the issuance of overseas unsecured debenture	17 days	49,500
	March 30, 2004	Tax adjustment for the year ended December 31, 2003	5 days	22,650
	April 1, 2004	Financial due diligence	6 days	6,100
	April 10, 2004	Thailand tax consulting	4 days	12,000
2004	April 14, 2004	Consulting on issuance of overseas exchangeable bond	15 days	48,800
	May 10, 2004	Indonesia tax consulting	4 days	9,600
	September 30, 2004	U.S. GAAP Consolidated Audit (yearly basis)	20 days	86,000
	September 30, 2004	U.S. GAAP Consolidated Audit (Semi-term basis)	30 days	114,000
	October 15, 2004	Consulting on internal control recommendations	50 days	171,000
	March 10, 2003	2002 fiscal year tax adjustment	21 days	20,000
	April 7, 2003	U.S. GAAP Consolidated Audit (annual)	20 days	71,000
	April 7, 2003	U.S. GAAP Consolidated Audit (bi-annual)	30 days	94,000
2003	June 11, 2003	Tax consulting	19 days	13,000
	August 1, 2003	SK IMT audit	3 days	9,673
	September 8, 2003	Tax consulting on a Singapore project	12 days	13,000
	November 14, 2003	SOX Readiness Training	1 days	4,853
	December 24, 2003	Merger related consulting and others	6 days	7,000

V. Management Structure
1. Summary
A. Board of Directors
(1) Authorities of the Board of Directors
     a) Resolution of the board of directors regarding Article 7
-	Convocation of shareholders’ meeting and submission of agenda thereto

-	Prior approval of the financial statements

-	Decisions on the issuance of new shares

-	Long-term borrowings, issuance of corporate bonds and redemptions

-	Capital transfer of reserves

-	Election of CEO and representatives

-	Appointment of executive directors

-	Establishment, transfer and closure of branches

-	Enactment and revision of provisions for the Board of Directors

-	Annual business plan and budgeting

-	Approval of investments exceeding Won 15 billion

-	Budget increases and changes in plans for investments exceeding Won 15 billion

-	Diversification into new businesses

-	Investments and joint ventures exceeding Won 15 billion (excluding the matters subject to prior approval by independent Non-Executive directors)

-	Establishment of subsidiaries

-	Guaranties exceeding Won 15 billion (excluding the matters subject to prior approval by independent Non-Executive directors)

-	Transactions exceeding the lesser of amount equivalent to 10% of capital or Won 10 billion undertaken with interested parties

-	Material changes in accordance with the Anti-trust Law and Fair Trade Act among disclosed information

-	Enactment of and amendment to the Internal Trading Procedure

-	Other matters considered necessary by the Board of Directors and those requiring Board of Directors’ approval under relevant laws
b)	Reporting items: Article 7.2 of the regulations of the Board of Directors
-	The representative director must report the following within two months after the date of occurrence to the Board of Directors
•	Results for the period ended June 31 of each year

•	Execution of investments between Won 5 billion and Won 15 billion

•	New investments and joint ventures under Won 15 billion

•	Acquisition of non-operational fixed assets

•	Disposition of fixed assets under Won 15 billion

•	Matters related to guarantees of over Won 15 billion

•	Internal trading not subject to approval by the Board of Directors

•	Matters delegated to the representative director that are requested by the Board of Directors for reporting
(2)	Publication of Candidate Information Prior to the Shareholders’ Meeting for the Election of Directors and Shareholders’ Nomination
a)	On February 16, 2006, through the convocation of the shareholders’ meeting, information on candidates Kim Yong Woon and Lim Hyun Chin was publicized.

b)	There was no nomination by the shareholders

(3)	Major Activities of the Board of Directors

Meeting	Date	Agenda		Approval	Remarks

253rd (the first meeting of 2005)	January 26, 2005	-	Execution of global business through cooperation with the U.S. MVNO service provider	Approved as proposed	—
		-	Financial statements for the year ended December 31, 2004
		-	Annual business report for the year ended December 31, 2004
		-	Organization of Nomination Committee for Independent Non-Executive Director

254th (the second meeting of 2005)	February 22, 2005	-	Convocation of the 21st General Meeting of Shareholders	Approved as proposed	—

255th	March 11, 2005	-	Election of the chairman and the executive director	Approved as proposed	—
(the third meeting of 2005)		-	Amendment of Operations Guideline for Sub-committees
		-	Election of Sub-committee members
		-	Issuance of corporate bond

256th	May 3, 2005	-	Disposition of SK Teletech equity	Approved as proposed	—
(the fourth meeting of 2005)		-	Capital investment on movie contents investment fund
		-	Modification to the NGM Investment
		-	Amendment of Operations Guideline for Sub-committees

257th (the fifth meeting of 2005)	May 27, 2005	-	Capital investment and equity acquisition for music contents business	Approved as proposed	—
		-	Amendment of Operations Guideline for Sub-committees
		-	Designation of financial expert for the Audit Committee

258th	June 24, 2005	-	Revision of provisions on internal trading	Approved as proposed	—
(the sixth meeting of 2005)

Meeting	Date	Agenda		Approval	Remarks

259th	July 29, 2005	-	Interim dividend	Approved as proposed	—
(the seventh meeting of 2005)		-	Establishment of the Global Business Committee and election of its members

260th	August 26, 2005	-	Participation in the capital increase of TU Media	Approved as proposed	—
(the eighth meeting of 2005)

261st	November 8, 2005	-	Participation in the capital increase of Vietnam SLD	Approved as proposed	—
(the ninth meeting of 2005)		-	Change of the compliance officer for fair competition management

262nd	December 7, 2005	-	IT SM contract	Approved as proposed	—
(the tenth meeting of 2005)		-	IT assets acquisition
		-	IT Investment

263rd	December 23, 2005	-	2006 management plan	Approved as proposed	—
(the eleventh meeting of 2005)

264th	January 23, 2006	-	Financial statements for the year ended December 31, 2005	Approved as proposed	—
(the first meeting of 2006)		-	Annual business report for the year ended December 31, 2005	Approved as proposed
		-	Organization of the Nomination Committee for Independent Non-Executive Directors	Approved as proposed
		-	Revision of Operation Guideline for the Compensation Review Committee	Revised proposal to be presented to the Board of Directors in April

265th	February 14, 2006	-	Convocation of the 22nd General Meeting of Shareholders	Approved as proposed	—
(the second meeting of 2006)

(4)	Committee Structure and Activities of the Board of Directors
a)	Independent Non-Executive Director Nomination Committee
-	Organization (as of March 10, 2006)

Members
Persons	Chairman	Company Directors	Independent Non-Executive Directors

4	Cho Jung Nam	Ha Sung Min	Yoon Jae Seung and Lee Sang Jin
-	Details of activities

Meeting	Date	Number of Attendees	Details

6th (the first meeting of 2005)	February 21, 2005	4 persons/4 persons	- Election of the Chairman: Cho Jung Nam
-  21st General Meeting of Shareholders: Nomination of independent Non-Executive director candidates
- Kim Dae Sik, Byon Dae Kyu, Yang Seung Taek, Yoon Jae Seung, Lee Sang Jin
7th (the first meeting of 2006)	February 14, 2006	3 persons/4 persons	- Election of the Chairman: Cho Jung-nam - 22nd General Meeting of Shareholders: Nomination of independent Non-Executive director candidates - Kim Yong-woon, LIm Hyun Chin

*	The Nomination Committee for Independent Non-Executive Directors is a committee established under the provisions of the Articles of Incorporation.

b)	Remuneration Review Committee
-	Organization (as of March 10, 2006)

Members
Number of Persons	Company Directors	Independent Non-Executive Directors

3 persons	—	Kim Yong Woon, Yang Seung Taek, Lee Sang Jin
-	Activities

Meeting	Date	Number of Attendees	Details

The first meeting of 2005	February 22, 2005	2 persons/3 persons	Review of remuneration system for officers

The second meeting of 2005	May 3, 2005	3 persons/3 persons	Election of chairman for Remuneration Review Committee

The third meeting of 2005	May 27, 2005	3 persons/3 persons	Review of remuneration system for officers

The fourth meeting of 2005	June 24, 2005	3 persons/3 persons	Review of remuneration system for officers

The fifth meeting of 2005	August 26, 2005	3 persons/3 persons	Explanation on KPI operation system

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.
c)	Investment Review Committee

-	Organization (as of March 10, 2006)

Members
Persons	Company Directors	Independent Non-Executive Directors

5 persons	Lee Bang Hyung, Ha Sung Min	Byon Dae Kyu, Yang Seung Taek, Yoon Jae Seung
-	Activities

Meeting	Date	Number of Attendees	Details

The first meeting of 2005	May 3, 2005	5 persons/5 persons	Election of the chairman of the Investment Review Committee

The second meeting of 2005	May 26, 2005	5 persons/5 persons	Capital investment and equity acquisition for music contents business

The third meeting of 2005	December 22, 2005	5 persons/5 persons	2006 Investment Plan

The first meeting of 2006	February 13, 2006	4 persons/5 persons	Additional report on 2006 Investment Plan

*	The Investment Review Committee is a committee established by the resolution of the Board of Directors.
d)	Global Business Committee
-	Organization (as of March 10, 2006)

Members
Persons	Company Directors	Independent Non-Executive Directors

4 persons	Ha Sung Min	Kim Dae Sik, Byon Dae Kyu, Lee Sang Jin

-	Activities

Meeting	Date	Number of Attendees	Details

The first meeting of 2005	August 25, 2005	4 persons/4 persons	Election of the chairman

The second meeting of 2005	September 24, 2005	3 persons/4 persons	Business analysis and negotiation strategy in India Global business report
•	The Global Business Committee is a committee established by the resolution of the Board of Directors.
e)	Audit Committee: See “B. Audit System”
*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation.
B.	Audit System

(1)	Establishment and Organization of the Audit Committee
a)	The Audit Committee is organized with more than three directors. However, independent Non-Executive directors must account for 2/3 or more, and the members are elected by the resolution of the Board of Directors each year.

b)	The Audit Committee is convened when deemed necessary by the chairman or is requested by two or more of the committee members.

c)	The quorum for resolution is majority attendance with majority consent from the attending members.
(2)	Authority of the Audit Committee

     Authority to inquire on the subsidiary companies, right to investigate the business and asset conditions, and right to request for the business report from the Audit Committee pursuant to the Audit Committee Regulations
(3)	Members of the Audit Committee
     Audit Committee Members are directors Kim Dae Sik, Kim Yong Woon, Nam Sang Koo and Lim Hyun Chin.
(4)	Major Activities of the Audit Committee

Meeting	Date	Agenda	Approval	Remarks

The first meeting of 2005	January 25, 2005	Report on the status of company management	—	—

The second meeting of 2005	February 21, 2005	Audit report for the year ended December 31, 2004 Report on the operational status of the Internal Accounting Management System	Approved as proposed	—

The third meeting of 2005	March 10, 2005	Operation evaluation of the Internal Accounting Management System	Approved as proposed	—

The fourth meeting of 2005	March 22, 2005	Provision of outside auditor service Opinion on the audit of internal monitoring system	Approved as proposed	—

The fifth meeting of 2005	May 2, 2005	2005 Collective re-approval of the outside auditor service Election of chairman for the Audit Committee	Approved as proposed	—

The sixth meeting of 2005	May 26, 2005	2005 Remuneration for outside auditors Report on the company management status	Approved as proposed	—

The seventh meeting of 2005	June 24, 2005	Provision of outside auditor service Report on the company management status	Approved as proposed	—

The eighth meeting of 2005	July 28, 2005	Report on operational status of the Internal Accounting Management System Report on the company management status	—	—

The ninth meeting of 2005	August 25, 2005	Report on the company management status	—	—

Meeting	Date	Agenda	Approval	Remarks

The first meeting of 2006	January 20, 2006	Report on operational status of the Internal Accounting Management System	—	—

The second meeting of 2006	February 13, 2006	Audit report for the year ended December 31, 2005 Operation evaluation of the Internal Accounting Management System	Approved as proposed	—
C.	Exercise of Voting Right by the Shareholders

(1)	Use of the Cumulative Voting System
a)	According to the Articles of Incorporation, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

b)	Articles of Incorporation
-	Article 32 (3) (Election of Directors): Cumulative voting under Article 382-2 of the Commercial Law will not be applied for the election of directors.

-	Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation): Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.
D.	Remuneration for Officers and Others
(1)	Remuneration for Directors (including Independent Non-Executive Directors) and Members of the Audit Committee
(Unit: in million Won)

		Total approval by the	Average payment per
Classification	Total payment	Meeting of Shareholders	person	Remarks

Company directors (4 persons)	3,303	12,000	825	—

Independent Non-Executive directors (7 persons)	614		88	Including members of the Audit Committee (3 persons)

(2)	Granting and Exercise of Stock Options

As of December 31, 2005	(Unit: in thousand Won, shares)

					Fluctuation volume			Amount not		Exercise	Final
Granted persons	Relationship	Grant date	Grant method	Type of stocks	Granted	Exercise	Cancel	exercised	Exercise period	price	price

Cho Jung Nam	Registered officer	March 28, 2001	Distribution of equity stocks or new stocks	Common stock	7,750	—	—	7,750	Within two years following the third year after the date of grant (March 28, 2001)	211	192

Son Kwan Ho	—	March 28, 2001	”	Common stock	1,250	—	—	1,250	”	”	”

Kim Dae Sik	Registered officer	March 28, 2001	”	Common stock	1,000	—	—	1,000	”	”	”

Nam Sang Koo	Registered officer	March 28, 2001	”	Common stock	1,000	—	—	1,000	”	”	”

Lee Sang Jin	Registered officer	March 28, 2001	”	Common stock	1,000	—	—	1,000	”	”	”

Sung Ki Jung	—	March 28, 2001	”	Common stock	1,000	—	—	1,000	”	”	”

* Bae Jun Kap	—	March 28, 2001	”	Common stock	1,000	—	-1,000	—	”	”	”

Byon Dae Kyu	Registered officer	March 28, 2001	”	Common stock	1,000	—	—	1,000	”	”	”

Lee Bang Hyung	Registered officer	March 28, 2001	”	Common stock	1,270	—	—	1,270	”	”	”

					Fluctuation volume			Amount not		Exercise	Final
Granted persons	Relationship	Grant date	Grant method	Type of stocks	Granted	Exercise	Cancel	exercised	Exercise period	price	price

**Lee Ro Jong and 32 others	Employees	March 28, 2001	—	Common stock	27,550	—	-530	27,020	”	”	”

Sub-total	—	—	—	—	43,820	—	-1,530	42,290	”	”	”

Cho Jung Nam	Registered officer	March 8, 2002	Distribution of equity stocks or new stocks	Common stock	6,150	—	—	6,150	Within two years following the third year after the date of grant (March 8, 2001)	267	”

Kim Young Jin	—	March 8, 2002	”	Common stock	790	—	—	790	”	”	”

Kim Sin Bae	Registered officer	March 8, 2002	”	Common stock	1,650	—	—	1,650	”	”	”

Ha Sung Min	Registered officer	March 8, 2002	”	Common stock	690	—	—	690	”	”	”

Lee Sang Jin	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”

Kim Dae Sik	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”

Nam Sang Ku	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”

Sung Ki Jung	—	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”

Byon Dae Kyu	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”

Yoon Jae Seung	Registered officer	March 8, 2002	”	Common stock	1,000	—	—	1,000	”	”	”

Lee Bang Hyung	Registered officer	March 8, 2002	”	Common stock	1,620	—	—	1,620	”	”	”

Kim Dae Ki and 58 others	—	March 8, 2002	”	Common stock	48,830	—	—	48,830	”	”	”

Sub-total	—	—	—	—	65,730	—	—	65,730	—	—	—

Total	—	—	—	—	109,550	—	-1,530	108,020	—	—	—

*	Director Bae Jun Kap resigned after the date of remuneration (March 28, 2001), on April 10. This may result in the cancellation of stock options.

**	Of the employees who were granted the stock option, one person resigned on March 26, 2001, after the approval by the Meeting of Shareholders but before the granting date (March 28, 2001), and 530 shares that were to be granted to the said employee have not been granted . Therefore, of the 43,820 stock options approved on March 16, 2001 at the Meeting of Shareholders, 42,290

shares of the actual number of stock options have been granted.

***	The final price was calculated as of March 30, 2006.
2. Affiliated Companies
(1) Summary of Corporate Group
     Name: SK Group
(2) Status of Capital Investments between Affiliated Companies

As of March 1, 2006	Based on common shares

	Invested companies
Investing company	SK Corporation	SK Networks	SK Telecom	SK Chemicals	SKC	SK E&C	SK Shipping	SK Securities

SK Corporation		40.97%	21.47%		46.22%		72.13%

SK Networks			1.32%			0.02%	17.71%	22.71%

SK Telecom

SK Chemicals	0.83%					39.40%

SKC				6.20%			10.16%	12.41%

SK E&C

SK Shipping						30.94%

	Invested companies
Investing company	SK Corporation	SK Networks	SK Telecom	SK Chemicals	SKC	SK E&C	SK Shipping	SK Securities

SK Securities

Walkerhill						2.38%

SK Gas

SK C&C	11.16%

Daehan City Gas

SK Telink

Busan City Gas

SK Capital

SK E&S

Jeonnam City Gas

Gangwon City Gas

WiderThan

Total affiliated companies	11.99%	40.97%	22.79%	6.20%	46.22%	72.75%	100.00%	35.12%

	Invested companies
Investing companies	Walkerhill	SK E&S	SK Gas	SK C&C	DOPCO	Cheongju Gas	Gumi Gas	Pohang Gas

SK Corporation		51.00%			32.38%

SK Networks	9.68%			15.00%	4.61%

SK Telecom				30.00%

SK Chemicals	0.25%

SKC	7.50%

SK E&C

SK Shipping

SK Securities

	Invested companies
Investing companies	Walkerhill	SK E&S	SK Gas	SK C&C	DOPCO	Cheongju Gas	Gumi Gas	Pohang Gas

Walkerhill

SK Gas

SK C&C

Daehan City Gas

SK Telink

Busan City Gas

SK Capital

SK E&S			45.53%			100.00%	100.00%	100.00%

Jeonnam City Gas

Gangwon City Gas

WiderThan

Total affiliated companies	17.43%	51.00%	45.53%	45.00%	36.99%	100.00%	100.00%	100.00%

	Invested companies
Investing companies	Daehan City Gas	Daehan Engineering	SK Sci-tech	SK Capital	K-Power	SK NJC	SK Telink	Busan City Gas

SK Corporation					65.00%

SK Networks

SK Telecom				100.00%			90.77%

SK Chemicals			50.00%			60.00%

SKC

SK E&C

SK Shipping

SK Securities

Walkerhill

	Invested companies
Investing companies	Daehan City Gas	Daehan Engineering	SK Sci-tech	SK Capital	K-Power	SK NJC	SK Telink	Busan City Gas

SK Gas

SK C&C

Daehan City Gas		100.00%						7.84%

SK Telink

Busan City Gas

SK Capital

SK E&S	40.00%							40.00%

Jeonnam City Gas

Gangwon City Gas

WiderThan

Total affiliated companies	40.00%	100.00%	50.00%	100.00%	65.00%	60.00%	90.77%	47.84%

	Invested companies
							Chungnam	SK
Investing companies	Stellar Shipping	Jeonnam City Gas	Gangwon City Gas	Iksan City Gas	Iksan Energy	OK Cashbag Service	City Gas	Wyverns

SK Corporation						89.18%

SK Networks

SK Telecom						3.86%		99.99%

SK Chemicals

SKC

SK E&C

SK Shipping	80.82%

SK Securities

Walkerhill

	Invested companies
Investing companies	Stellar Shipping	Jeonnam City Gas	Gangwon City Gas	Iksan City Gas	Iksan Energy	OK Cashbag Service	Chungnam City Gas	SK Wyverns

SK Gas

SK C&C

Daehan City Gas

SK Telink

Busan City Gas

SK Capital

SK E&S		100.00%	86.50%	51.00%	86.84%		100.00%

Jeonnam City Gas			13.50%		13.16%

Gangwon City Gas				49.00%

WiderThan

Total affiliated companies	80.82%	100.00%	100.00%	100.00%	100.00%	93.04%	100.00%	99.99%

	Invested companies
Investing companies	Infosec	MRO Korea	WiderThan	SK Communications	SK Telesys	Innoace	Jungjiwon	AirCROSS

SK Corporation

SK Networks		51.00%

SK Telecom			10.10%	91.12%		14.25%		38.10%

SK Chemicals

SKC	20.63%				77.13%

SK E&C							18.00%

SK Shipping

SK Securities

Walkerhill

SK Gas

	Invested companies
Investing companies	Infosec	MRO Korea	WiderThan	SK Communications	SK Telesys	Innoace	Jungjiwon	AirCROSS

SK C&C	48.14%

Daehan City Gas

SK Telink				1.25%

Busan City Gas

SK Capital

SK E&S

Jeonnam City Gas

Gangwon City Gas

WiderThan						7.50%		42.86%

Total affiliated companies	68.77%	51.00%	10.10%	92.37%	77.13%	21.75%	18.00%	80.95%

	Invested companies
Investing companies	Encar network	Global C&I	Oil chain	Dongshin Pharmaceutical	Paxnet	TU Media	SK Utis	SK CTA

SK Corporation	50.00%		50.00%					50.00%

SK Networks

SK Telecom		50.00%			67.10%	29.58%

SK Chemicals				40.14%			60.00%

SKC

SK E&C

SK Shipping

SK Securities		40.00%

Walkerhill

SK Gas

SK C&C

	Invested companies
Investing companies	Encar network	Global C&I	Oil chain	Dongshin Pharmaceutical	Paxnet	TU Media	SK Utis	SK CTA

Daehan City Gas

SK Telink

Busan City Gas

SK Capital

SK E&S

Jeonnam City Gas

Gangwon City Gas

WiderThan

Total affiliated companies	50.00%	90.00%	50.00%	40.14%	67.10%	29.58%	60.00%	50.00%

	Invested companies
Investing companies	Seoul Records	In2Gen	Independence	SK Mobile Energy	SK Petrochemical	SKC Media	SK Incheon Oil

SK Corporation				88.34%			90.63%

SK Networks

SK Telecom	60.00%

SK Chemicals		45.03%			100.00%

SKC				11.66%		100.00%

SK E&C

SK Shipping

SK Securities

Walkerhill

SK Gas

SK C&C			66.67%

	Invested companies
Investing companies	Seoul Records	In2Gen	Independence	SK Mobile Energy	SK Petrochemical	SKC Media	SK Incheon Oil

Daehan City Gas

SK Telink

Busan City Gas

SK Capital

SK E&S

Jeonnam City Gas

Gangwon City Gas

WiderThan

Total affiliated companies	60.00%	45.03%	66.67%	100.00%	100.00%	100.00%	90.63%
VI. Shares
1. Distribution of Shares
A. Shareholdings of Major Shareholders and other Interested Parties

As of December 31, 2005									(Unit: share, %)

			Number of stocks owned (equity rate)
					Increase	Decrease
			Beginning		Number of	Number of	Ending
Name	Relationship	Types of stock	Number of stocks	Equity ratio	stocks	stocks	Number of stocks	Equity ratio	Cause of change

SK Corporation	The company	Common stock	17,663,127	21.47	—	—	17,663,127	21.47	—
SK Networks	Affiliated company	Common stock	2,097,740	2.55	—	1,012,415	1,085,325	1.32	—
Choi Tae Won	Officer of affiliated company	Common stock	100	0.00	—	—	100	0.00	—
Choi Shin Won	Officer of affiliated company	Common stock	300	0.00	400	—	700	0.00	—
Kim Dae Sik	Director	Common stock	0	0.00	30	30	0	0.00	—
Kim Shin Bae	Director	Common stock	1,270	0.00	—	—	1,270	0.00	—
Byon Dae Kyu	Director	Common stock	0	0.00	50	—	50	0.00	—
Yoon Jae Seung	Director	Common stock	200	0.00	—	—	200	0.00	—
Lee Bang Hyung	Director	Common stock	0	0.00	1,630	—	1,630	0.00	—
Ha Sung Min	Director	Common stock	738	0.00	—	—	738	0.00	—
		Common stock	19,763,475	24.02	2,110	1,012,445	18,753,140	22.79
	Total	Preferred stock	—	—	—	—	0	0
		Total	19,763,475	24.02	2,110	1,012,445	18,753,140	22.79
Largest shareholder: SK Corporation            Number of interested parties: 8 persons

*	As of December 31, 2005, director Kim Dae Sik is no longer an interested party.

B. Shareholders with More than 5% Shareholding

As of December 31, 2005							(Unit: share, %)

		Common share		Preferred share		Sub-total
Rank	Name (title)	Number of shares	Equity ratio	Number of stocks	Equity ratio	Number of shares	Equity ratio

1	Citibank ADR	22,491,046	27.33	—	—	22,491,046	27.33
2	SK Corporation	17,663,127	21.47	—	—	17,663,127	21.47
3	SK TELECOM	8,662,415	10.53	—	—	8,662,415	10.53
	Total	48,816,588	59.33	—	—	48,816,588	59.33
C. Shareholder Distribution

As of December 31, 2005

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks

Total minority shareholders	26,580	99.96	28,963,106	35.20	—
Minority shareholders (corporate)	772	2.90	9,339,432	11.35	—
Minority shareholders (individual)	25,808	97.06	19,623,674	23.85	—
Largest shareholder	1	0.00	17,663,127	21.47	—
Major shareholders	—	—	—	—	—
Other shareholders	8	0.03	35,650,478	43.32	—
Other shareholders (Corporation)	6	0.02	11,700,945	14.22	—
Other shareholders (Individual)	2	0.00	23,949,533	29.10	—
Total	26,589	100.00	82,276,711	100.00	—
2. Share Price and Trading Volume in the Last Six Months

A. Domestic Securities Market

						(Unit: Won, shares)

Types		December 2005	November 2005	October 2005	September 2005	August 2005	July 2005

Common share	Highest	200,500	194,500	209,500	218,000	200,000	200,500
	Lowest	179,000	181,500	180,500	189,000	184,500	177,000
Monthly transaction volume		8,094,247	4,029,378	3,598,020	3,557,774	3,043,624	3,384,097
B. Overseas Securities Market

NYSE and London Stock Exchange						(Unit: US$, ADR)

Types		December 2005	November 2005	October 2005	September 2005	August 2005	July 2005

Depository receipt	Highest	21.61	21.13	21.95	23.14	21.94	21.88
	Lowest	20.11	19.83	19.74	21.30	20.92	20.06
Monthly transaction volume		15,620,598	22,128,744	28,738,600	23,342,946	32,011,791	14,264,800

VII. Employees
1. Employees Status

							(Unit: persons, in million Won)

	Number of employees
Classification	Office managerial positions	Production positions	Others	Total	Average service year	Total annual wage	Average wage per person	Remarks

Male	3,722	—	—	3,722	8.96	234,094	63	—
Female	586	—	—	586	8.16	27,818	47	—
Total	4,308	—	—	4,308	8.85	261,912	61	—

VIII. Transactions with Interested Parties
1. Transactions with the Largest Shareholder
A. Provisional Payment and Loans (including loans on marketable securities)

							(Unit: in million Won)

				Change details
Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks

SK Wyverns	Affiliated company	Long-term and short-term loans	7,957	—	2,100	5,857	527	—

B. Selling/Buying of Marketable Securities

						(Unit: in thousand Won)

			Details
Name (Corporate Name)	Relationship	Types of marketable securities	Buy	Sell	Accumulation	Sales income	Remarks

SK Corporation	Largest shareholder	Share	—	501,000	501,000	25,777	Share disposition for Korea Smart Card
C. Transfer of Assets

							(Unit: 1,000 won)

		Transfer details
					Amount
Name (Corporate name)	Relationship	Objective	Transfer purpose	Transfer date	Transfer (out) amount	Transfer (in) amount	Remarks

EnCar Network	Affiliated company	13 vehicles	Disposition of surplus vehicles	May 25, 2005	—	118,736	—
SK C&C	Affiliated company	Server and equipment	Purchase of needed equipment	December 31, 2005	48,759,084	—	Including lease succession
2.	Transactions with Shareholders (excluding the largest shareholder and others), Officers, Employees and other Interested Parties

A. Provisional Payment and Loans (including loans on marketable securities)

Classification: Agency			Change details					(Unit: in million Won)

Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks

Possible and others	Agent	Long-term and short-term loans	53,569	72,973	63,766	62,776	14	—

Classification: Overseas Investment company				Change details				(Unit: in million Won)

Name (Corporate name)	Relationship	Account category	Beginning	Increase	Decrease	Ending	Accrued interest	Remarks

DSS Mobile Com. (India)	Overseas Investment company	Long-term loans	18,887	—	—	18,887	—	Payment guarantee

IX. Incidental Items
1. Issuance of CP

				(Unit: in million Won)

Financial institutions for
discount (brokerage)	Beginning balance	Increase	Decrease	Ending balance	Remarks

Banks	230,000	630,000	860,000	—	—
Securities	170,000	620,000	790,000	—	—
Insurances	—	—	—	—	—
Merchant banking	—	—	—	—	—
Asset management company	—	—	—	—	—
Other financial institutions	—	—	—	—	—
Total	400,000	1,250,000	1,650,000	—	—

X. Other Relevant Matters
1. Developments in the Items mentioned in the Report on Major Management Events
A. Status and Progress of Major Management Events

Report date	Title	Report	Reports status

October 26, 2001	Resolution on trust agreement for the acquisition of treasury shares and others	1. Signatories: Cho Hung Bank, Korea Exchange Bank 2. Contract amount: 1,300 billion Won 3. Purpose: to increase shareholder value	1. On December 24, 2003, cash surplus amount from the existing trust agreement was partially reduced (Won 318 billion).
2. On September 24, 2004, the Board of Directors extended the term of the specified monetary trust agreement for 3 years.
3. As of September 30, 2005, the balance of specified monetary trust for treasury shares was Won 982 billion.

2. Summary Minutes of the Shareholders’ Meeting

Date	Agenda	Resolution	Remarks

Meeting of Shareholders for the year ended December 31, 2005 (March 10, 2006)	1. Approval of the financial statements for the year ended December 31, 2005 2. Amendment of the Articles of Incorporation 3. Remuneration limit for Directors	Approved (Cash dividend, Won 8,000 per share) Approved (Addition of business objective: travel business) Approved (Won 12 billion) Approved (Kim Yong Woon and Lim Hyun Chin)
4. Election of Directors (Election of independent Non-Executive directors as Audit Committee members)
3. Contingent Liabilities
A. Material Legal Proceedings
(1)	Action Seeking to Revoke against the Intellectual Property Tribunal’s Decision Nullifying Patent Registration Related with the Caller Ring Service
a)	Parties to the litigation: Park Won Sup vs. SK Telecom

b)	Overview: Mr. Park Won Sup (plaintiff: Representative Director of Ad Ring Systems Co., Ltd.) claimed that the caller ring service of SK Telecom infringed upon his patent, and SK Telecom sought to nullify Mr. Park’s patent registration. The Intellectual Property Tribunal rendered the decision nullifying the patent right of the plaintiff, and the plaintiff commenced an action to revoke such decision.

c)	Progress: The Patent Court dismissed plaintiff’s claim (September 2005), after which the plaintiff appealed.

d)	Impact on business: In the event that the case is decided against SK Telecom, there is a risk of future royalty obligations. (However, this is our expectation only, and the actual effect may change depending on the actual finding)
(2)	Action Seeking to Revoke Decision Nullifying Trademark Registration for SPEED 011
a) Parties to the litigation: SK Telecom vs. KT Freetel Co., Ltd. (“KTF”) and LG Telecom Co., Ltd. (“LGT”)
b) Overview: The Intellectual Property Tribunal rendered decision nullifying our trademark registration for ‘011’ and ‘SPEED 011’, and SK Telecom sought to revoke such decision at the Patent Court.
c) Progress
- Plaintiff (SK Telecom)’s claim regarding the ‘011’ trademark was dismissed, while a partial recognition (within the context of telephone communication and wireless communication business) has been granted with respect to the “Speed 011” and “SPEED 011” trademark. (December 24, 2004)
- The case is pending at the Supreme Court as all parties appealed the decision(January 2005).
d) Impact on business: SK Telecom may continue to use the above trademarks (although exclusive right for the use of ‘011’ would be lost) regardless of the outcome of the appeal, and it’s effect on our business is expected to be minimal. (However, this is our expectation only, and the actual effect may change depending on the actual finding)

(3)	Actions for the Cancellation of the International Registration for Satellite Network
a) Parties to the litigation: Korea Multinet Co., Ltd. (“Korea Multinet”) vs. the Ministry of Information and Communication (“MIC”, SK Telecom joined with the MIC)
b) Overview: Korea Multinet brought administrative action against the MIC (defendant) for the cancellation of our international satellite frequency registration related with the satellite DMB business.
c) Progress: The defendant won the trial and the appellate court affirmed the judgment of the lower court (June 30, 2004). The appeal is pending at the Supreme Court.
d) Impact on business: No significant impact on our business is expected. (However, this is our expectation only, and the actual effect may change depending on the actual finding)
(4)	Actions for the Cancellation of Key Communication Business Licenses and Allotment of Satellite DMB Frequency
a) Parties to the litigation: Korea Multinet vs. MIC (SK Telecom joined with the MIC)
b) Overview: Korea Multinet brought an administrative action against the MIC to cancel our key communication business licenses and the allotment of our satellite DMB frequency.
c) Progress: Trial currently in progress
d) Impact on business: Our company plans to provide full support although no significant business impact is expected.

Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
(Registrant)

By: /s/ Hyun Jong Song

(Signature)
Name: Hyun Jong Song
Title: Vice President
Date: May 25, 2006

Independent Auditors’ Report
NON-CONSOLIDATED BALANCE SHEETS
NON-CONSOLIDATED STATEMENTS OF INCOME
NON-CONSOLIDATED STATEMENTS OF APPROPRIATIONS OF RETAINED EARNINGS
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURES
SK TELECOM CO., LTD.
NON-CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
AND INDEPENDENT AUDITORS’ REPORT

Independent Auditors’ Report
English Translation of a Report Originally Issued in Korean
To the Stockholders and Board of Directors of
SK Telecom Co., Ltd.
We have audited the accompanying non-consolidated balance sheets of SK Telecom Co., Ltd. (the “Company”) as of December 31, 2005 and 2004, and the related non-consolidated statements of income, appropriations of retained earnings, and cash flows for the years then ended (all expressed in Korean won). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations, the appropriations of its retained earnings and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the Republic of Korea.
Our audits also comprehended the translation of the Korean won amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(a). Such U.S. dollar amounts are presented solely for the convenience of readers outside of the Republic of Korea.
Accounting principles and auditing standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and auditing standards and their application in practice.
February 3, 2006
Notice to Readers
This report is effective as of February 3, 2006, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modification to the auditors’ report.

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

		Korean won				Translation into U.S. dollars (Note 2)
		December 31,		December 31,		December 31,	December 31,
ASSETS		2005		2004		2005	2004
		(In millions)				(In thousands)
CURRENT ASSETS :
Cash and cash equivalents (Note 11)		~~W~~	151,766	~~W~~	112,966	$150,263	$111,848
Short-term financial instruments (Note 18)			73,062		7,700	72,339	7,624
Trading securities (Notes 2 and 3)			745,360		640,389	737,980	634,049
Current portion of long-term investment securities (Notes 2 and 3)			—		3,600	—	3,564
Accounts receivable — trade (net of allowance for doubtful accounts of ~~W~~121,319 million at December 31, 2005 and ~~W~~58,248 million at December 31, 2004) (Notes 2, 11 and 21)			1,607,596		1,562,774	1,591,679	1,547,301
Short-term loans (net of allowance for doubtful accounts of ~~W~~648 million at December 31,2005 and ~~W~~562 million at December 31, 2004) (Notes 2, 5 and 21)			64,150		55,613	63,515	55,062
Accounts receivable — other (net of allowance for doubtful accounts of ~~W~~14,246 million at December 31, 2005 and ~~W~~13,665 million at December 31, 2004) (Notes 2, 11 and 21)			1,333,238		1,365,226	1,320,038	1,351,709
Inventories (Note 2)			5,986		10,961	5,927	10,852
Prepaid expenses			101,274		80,768	100,271	79,968
Deferred income tax assets, net (Notes 2 and 16)			61,152		—	60,547	—
Accrued income and other			28,901		14,348	28,614	14,206

Total Current Assets	–		4,172,485		3,854,345	4,131,173	3,816,183

NON-CURRENT ASSETS :
Property and equipment, net (Notes 2, 6, 20 and 21)			4,595,883		4,605,253	4,550,379	4,559,656
Intangible assets, net (Notes 2, 7 and 24)			3,386,547		3,448,619	3,353,017	3,414,474
Long-term investment securities (Notes 2 and 3)			1,203,333		923,537	1,191,419	914,393
Equity securities accounted for using the equity method (Notes 2 and 4)			925,904		826,246	916,737	818,065
Long-term loans (net of allowance for doubtful accounts of ~~W~~23,737 million at December 31,2005 and ~~W~~19,173 million at December 31, 2004) (Notes 2, 5 and 21)			14,204		28,284	14,063	28,004
Guarantee deposits (net of allowance for doubtful accounts of ~~W~~311 million at December 31, 2005 and nil at December 31, 2004) (Notes 2, 11 and 21)			122,846		242,387	121,630	239,987
Long-term deposits and other (Note 18)			100,474		92,034	99,479	91,124

Total Non-Current Assets	–		10,349,191		10,166,360	10,246,724	10,065,703

TOTAL ASSETS	#	~~W~~	14,521,676	~~W~~	14,020,705	$14,377,897	$13,881,886

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED BALANCE SHEETS (CONTINUED)
December 31, 2005 AND 2004

		Korean won				Translation into U.S. dollars (Note 2)
		December 31,		December 31,		December 31,	December 31,
LIABILITIES AND STOCKHOLDERS’ EQUITY		2005		2004		2005	2004
		(In millions)				(In thousands)
CURRENT LIABILITIES :
Accounts payable (Notes 11 and 21)		~~W~~	971,558	~~W~~	1,070,588	$961,939	$1,059,988
Short-term borrowings			—		400,000	—	396,040
Income taxes payable (Note 16)			366,579		267,797	362,950	265,146
Accrued expenses (Notes 2 and 22)			362,178		378,303	358,592	374,557
Dividend payable			298		263	295	260
Withholdings			205,060		188,197	203,030	186,334
Current portion of long-term debt, net (Notes 8 and 10)			809,490		498,278	801,475	493,345
Current portion of subscription deposits (Note 9)			14,875		13,405	14,728	13,272
Other			17,230		42,880	17,058	42,454

Total Current Liabilities	–		2,747,268		2,859,711	2,720,067	2,831,396

LONG-TERM LIABILITIES :
Bonds payable, net (Notes 2 and 8)			2,314,208		2,891,843	2,291,295	2,863,211
Subscription deposits (Note 9)			23,770		31,440	23,535	31,129
Long-term payables — other (net of present value discount of ~~W~~58,413million at December 31,2005 and ~~W~~72,663 million at December 31, 2004) (Note 2)			591,587		577,337	585,730	571,621
Obligations under capital lease (Notes 2 and 10)			10,204		—	10,103	—
Accrued severance indemnities, net (Note 2)			64,029		75,409	63,395	74,662
Deferred income tax liabilities, net (Notes 2 and 16)			409,715		323,096	405,658	319,897
Long-term currency swap (Notes 2 and 23)			73,450		96,743	72,723	95,785
Guarantee deposits received and other (Note 21)			29,565		38,034	29,272	37,656

Total Long-Term Liabilities	–		3,516,528		4,033,902	3,481,711	3,993,961

Total Liabilities	–		6,263,796		6,893,613	6,201,778	6,825,357

STOCKHOLDERS’ EQUITY :
Capital stock (Notes 1 and 12)			44,639		44,639	44,197	44,197
Capital surplus (Notes 2 and 12)			2,966,198		2,983,166	2,936,830	2,953,630
Retained earnings (Note 13) :
Appropriated			5,470,701		4,733,936	5,416,536	4,687,066
Unappropriated			1,799,160		1,422,772	1,781,347	1,408,685
Capital adjustments :
Treasury stock (Note 14)			(2,047,105)		(2,047,105)	(2,026,837)	(2,026,837)
Unrealized profit (loss) on valuation of long-term investment securities, net (Notes 2, 3 and 16)			(42,134)		(89,842)	(41,717)	(88,952)
Equity in capital adjustments of affiliates, net (Notes 2, 4 and 16)			77,119		124,145	76,355	122,916
Loss on valuation of currency swap, net (Notes 2, 16 and 23)			(14,178)		(49,452)	(14,038)	(48,962)
Stock options (Notes 2 and 15)			3,480		4,833	3,446	4,786

Total Stockholders’ Equity	–		8,257,880		7,127,092	8,176,119	7,056,529

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	#	~~W~~	14,521,676	~~W~~	14,020,705	$14,377,897	$13,881,886

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions				(In thousands
	except for per share data)				except for per share data)
OPERATING REVENUE (Notes 2 and 21)	~~W~~	10,161,129	~~W~~	9,703,681	$10,060,524	$9,607,605

OPERATING EXPENSES (Notes 2 and 21)
Labor cost		(380,383)		(402,734)	(376,617)	(398,747)
Commissions paid		(2,895,214)		(2,827,159)	(2,866,549)	(2,799,167)
Depreciation and amortization (Notes 2, 6, 7 and 10)		(1,512,919)		(1,577,434)	(1,497,940)	(1,561,816)
Network interconnection		(935,217)		(858,754)	(925,957)	(850,251)
Leased line		(392,834)		(365,444)	(388,945)	(361,826)
Advertising		(260,699)		(328,552)	(258,118)	(325,299)
Research and development (Note 2)		(204,698)		(203,741)	(202,671)	(201,724)
Rent		(179,726)		(167,671)	(177,947)	(166,011)
Frequency usage		(156,098)		(143,047)	(154,552)	(141,631)
Repair		(128,311)		(108,533)	(127,041)	(107,458)
Cost of goods sold		(12,372)		(5,915)	(12,250)	(5,856)
Other		(449,088)		(355,116)	(444,640)	(351,601)

Sub-total		(7,507,559)		(7,344,100)	(7,433,227)	(7,271,387)

OPERATING INCOME		2,653,570		2,359,581	2,627,297	2,336,218

OTHER INCOME :
Interest income (Note 3)		54,988		68,319	54,444	67,643
Dividends		26,515		23,843	26,252	23,607
Commissions (Note 21)		33,331		32,843	33,001	32,518
Equity in earnings of affiliates (Notes 2 and 4)		55,943		53,825	55,389	53,292
Foreign exchange and translation gains (Note 2)		1,862		10,897	1,844	10,789
Reversal of allowance for doubtful accounts		437		283	433	280
Gain on disposal of investment assets (Notes 3 and 4)		196,522		1,312	194,576	1,299
Gain on disposal of property and equipment		4,645		2,054	4,599	2,034
Gain on foreign exchange transactions and valuation of currency swap (Notes 2 and 23)		2,545		2,850	2,520	2,822
Other		33,005		40,903	32,678	40,497

Sub-total		409,793		237,129	405,736	234,781

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions				(In thousands
	except for per share data)				except for per share data)
OTHER EXPENSES :
Interest and discounts	(~~W~~	252,464)	(~~W~~	302,491)	($249,964)	($299,496)
Donations		(75,983)		(19,796)	(75,231)	(19,600)
Foreign exchange and translation losses (Note 2)		(2,223)		(6,248)	(2,201)	(6,186)
Loss on foreign exchange transactions and valuation of currency swap (Notes 2 and 23)		—		(15,819)	—	(15,662)
Equity in losses of affiliates (Notes 2 and 4)		(90,801)		—	(89,902)	—
Loss on impairment of long-term investment securities (Notes 2 and 3)		(1,793)		(32,074)	(1,775)	(31,756)
Loss on disposal of investment assets (Note 4)		(2,265)		(810)	(2,243)	(802)
Loss on disposal of property, equipment and intangible assets		(6,079)		(18,344)	(6,019)	(18,162)
Other		(77,142)		(85,350)	(76,379)	(84,506)

Sub-total		(508,750)		(480,932)	(503,714)	(476,170)

ORDINARY INCOME		2,554,613		2,115,778	2,529,319	2,094,829

INCOME BEFORE INCOME TAXES		2,554,613		2,115,778	2,529,319	2,094,829

PROVISION FOR INCOME TAXES (Notes 2 and 16)		(683,233)		(620,926)	(676,468)	(614,778)

NET INCOME	~~W~~	1,871,380	~~W~~	1,494,852	$1,852,851	$1,480,051

NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 17)	~~W~~	25,421	~~W~~	20,307	$25.169	$20.106

DILUTED NET INCOME PER SHARE
(In Korean won and U.S. dollars) (Note 17)	~~W~~	25,015	~~W~~	20,137	$24.767	$19.938

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF
APPROPRIATIONS OF RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
RETAINED EARNINGS BEFORE APPROPRIATIONS
Beginning of year	~~W~~	1,394	~~W~~	1,534	$1,381	$1,519
Interim dividends (Note 19)		(73,614)		(73,614)	(72,885)	(72,885)
Net income for the year		1,871,380		1,494,852	1,852,851	1,480,051

End of year		1,799,160		1,422,772	1,781,347	1,408,685

TRANSFER FROM VOLUNTARY RESERVES
Reserve for research and manpower development (Note 13)		131,466		84,235	130,164	83,401

APPROPRIATIONS
Reserve for research and manpower development (Note 13)		(190,000)		(130,000)	(188,119)	(128,713)
Reserve for business expansion (Note 13)		(1,150,000)		(691,000)	(1,138,614)	(684,158)
Cash dividends (Note 19)		(588,914)		(684,613)	(583,083)	(677,835)

		(1,928,914)		(1,505,613)	(1,909,816)	(1,490,706)

UNAPPROPRIATED RETAINED EARNINGS TO BE CARRIED FORWARD TO THE FOLLOWING YEAR	~~W~~	1,712	~~W~~	1,394	$1,695	$1,380

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income	~~W~~	1,871,380	~~W~~	1,494,852	$1,852,851	$1,480,051

Expenses not involving cash payments :
Provision for severance indemnities		40,465		52,487	40,064	51,967
Depreciation and amotization		1,634,254		1,699,531	1,618,073	1,682,704
Allowance for doubtful accounts		106,130		34,797	105,079	34,452
Foreign translation loss		876		736	867	729
Loss on foreign exchange transactions and valuation of currency swap		—		15,819	—	15,662
Equity in losses of affiliates		90,801		—	89,902	—
Loss on impairment of long-term investment securities		1,793		32,074	1,775	31,756
Loss on disposal of investment assets		2,265		810	2,243	802
Loss on disposal of property, equipment and intangible assets		6,079		18,344	6,019	18,162
Amortization of discounts on bonds and other		49,283		45,254	48,796	44,807

Sub-total		1,931,946		1,899,852	1,912,818	1,881,041

Income not involving cash receipts :
Foreign translation gain		(143)		(365)	(142)	(361)
Reversal of allowance for doubtful accounts		(437)		(283)	(433)	(280)
Equity in earnings of affiliates		(55,943)		(53,825)	(55,389)	(53,292)
Gain on disposal of investment assets		(196,523)		(1,312)	(194,576)	(1,299)
Gain on disposal of property and equipment		(4,645)		(2,054)	(4,599)	(2,034)
Gain on foreign exchange transactions and valuation of currency swap		(2,545)		(2,850)	(2,520)	(2,822)
Other		(73)		(2,535)	(72)	(2,509)

Sub-total		(260,309)		(63,224)	(257,732)	(62,597)

Changes in assets and liabilities related to operating activities :
Accounts receivable — trade		(149,119)		(146,726)	(147,643)	(145,273)
Accounts receivable — other		30,011		(566,411)	29,714	(560,803)
Inventories		4,975		(3,114)	4,926	(3,083)
Prepaid expenses		10,504		2,545	10,400	2,520
Accrued income and other		(14,420)		633	(14,277)	627
Accounts payable		(98,890)		(46,886)	(97,911)	(46,422)
Income taxes payable		90,245		(131,813)	89,351	(130,508)
Accrued expenses		(16,125)		(22,941)	(15,965)	(22,714)
Withholdings		16,863		10,737	16,696	10,631
Current portion of facility deposits		1,471		2,580	1,456	2,554
Advance receipts and other		(25,649)		11,142	(25,395)	11,032
Deferred income taxes		4,511		80,797	4,466	79,997
Severance indemnity payments		(21,985)		(26,728)	(21,767)	(26,463)
Deposits for group severance indemnities and other deposits		(31,875)		(16,389)	(31,558)	(16,226)

Sub-total		(199,483)		(852,574)	(197,507)	(844,131)

Net Cash Provided by Operating Activities		3,343,534		2,478,906	3,310,430	2,454,364

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005	2004
	(In millions)				(In thousands)
CASH FLOWS FROM INVESTING ACTIVITIES :
Cash inflows from investing activities :
Decrease in trading securities	~~W~~		~~W~~	220,849	$—	$218,662
Decrease in current portion of long-term investment securities		53,600		85,861	53,069	85,011
Decrease in short-term loans		60,258		86,359	59,661	85,504
Decrease in short-term financial instruments		—		92,813	—	91,894
Decrease in long-term financial instruments		—		50,000	—	49,505
Proceeds from sales of long-term investment securities		16,986		17,390	16,818	17,218
Proceeds from sales of equity securities accounted for using the equity method		296,911		2,710	293,971	2,683
Decrease in guarantee deposits		132,298		19,513	130,988	19,320
Decrease in other non-current assets		34,827		36,287	34,482	35,928
Proceeds from disposal of property and equipment		33,928		9,853	33,592	9,755
Proceeds from disposal of intangible assets		57		2,292	56	2,269

Sub-total		628,865		623,927	622,637	617,749

Cash outflows for investing activities :
Increase in short-term financial instruments		(55,361)		—	(54,813)	—
Increase of trading securities		(104,973)		—	(103,934)	—
Increase in short-term loans		(55,808)		(49,892)	(55,255)	(49,398)
Increase in long-term financial instruments		(1,137)		(60,003)	(1,126)	(59,409)
Acquisition of long-term investment securities		(309,215)		(52,266)	(306,153)	(51,749)
Acquisition of equity securities accounted for using the equity method		(254,699)		(130,240)	(252,177)	(128,950)
Increase in long-term loans		(3,571)		(27,416)	(3,536)	(27,145)
Increase in guarantee deposits and other non-current assets		(96,365)		(97,704)	(95,411)	(96,737)
Acquisition of property and equipment		(1,383,145)		(1,570,002)	(1,369,450)	(1,554,457)
Increase in intangible assets		(188,676)		(57,627)	(186,808)	(57,056)

Sub-total		(2,452,950)		(2,045,150)	(2,428,663)	(2,024,901)

Net Cash Used in Investing Activities		(1,824,085)		(1,421,223)	(1,806,026)	(1,407,152)

(Continued)

SK TELECOM CO., LTD.
NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Korean won				Translation into U.S. dollars (Note 2)
	2005		2004		2005		2004
	(In millions)				(In thousands)
Cash inflows from financing activities :
Issuance of bonds	~~W~~	193,683	~~W~~	1,205,727	~~W~~	191,765	~~W~~	1,193,789
Increase in short-term borrowings		—		2,850		—		2,822
Other		24,392		13,496		24,151		13,362

Sub-total		218,075		1,222,073		215,916		1,209,973

Cash outflows for financing activities :
Repayment of short-term borrowings		(400,000)		(328,669)		(396,040)		(325,415)
Repayment of current portion of long-term debt		(500,000)		(1,370,036)		(495,050)		(1,356,471)
Payment of dividends		(758,192)		(478,318)		(750,685)		(473,582)
Decrease in facility deposits		(7,670)		(12,757)		(7,594)		(12,631)
Acquisition of treasury stock		—		(2)		—		(2)
Transaction of currency forward		—		(29)		—		(29)
Other		(32,862)		(5,372)		(32,536)		(5,319)

Sub-total		(1,698,724)		(2,195,183)		(1,681,905)		(2,173,449)

Net Cash Used in Financing Activities		(1,480,649)		(973,110)		(1,465,989)		(963,476)

NET INCREASE IN CASH AND CASH EQUIVALENTS		38,800		84,573		38,415		83,736

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD		112,966		28,393		111,848		28,112

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	~~W~~	151,766	~~W~~	112,966		$150,263		$111,848

See accompanying notes to non-consolidated financial statements.

SK TELECOM CO., LTD.
NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004
1.	GENERAL

SK Telecom Co., Ltd. (the “Company”) was incorporated in March 1984 under the laws of Korea to engage in providing nationwide cellular telephone communication services in the Republic of Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange (formerly “Korea Stock Exchange”) and the New York and London Stock Exchanges, respectively. As of September 30, 2005, the Company’s total issued shares are held by the following :

		Percentage of
	Number of shares	total shares issued (%)
SK Group	18,748,452	22.79
POSCO Corp.	2,991,496	3.64
Institutional investors and other minority shareholders	51,874,348	63.04
Treasury stock	8,662,415	10.53

	82,276,711	100.00

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying non-consolidated financial statements of the Company have been prepared in accordance with Korean Financial Accounting Standards and Statements of Korean Accounting Standards (“SKAS”) No, 1 through No. 17 (except for No. 11 and No. 14). The accompanying non-consolidated financial statements will be approved by the Company’s board of directors on February 14, 2006. Significant accounting policies followed in preparing the accompanying non-consolidated financial statements are summarized as follows.
a.	Basis of Presentation

The accompanying non-consolidated statutory financial statements have been prepared in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea (“Korean GAAP”). Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with accounting principles generally accepted in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English with certain expanded descriptions from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The official accounting records of the Company are maintained and expressed in Korean won, the currency of the country in which the Company is incorporated and operates. The translation of Korean won amounts into U.S. dollar amounts are included solely for the convenience of readers outside of the Republic of Korea and have been made at the rate of ~~W~~1,010.0 to US$1, the Noon Buying Rate in the City of New York for cable transfers in Korean won as certified for customs purposes by the Federal Reserve Bank of New York on the last business day of the year ended December 31, 2005. Such translations into U.S. dollars should not be construed as representations that the Korean won amounts could be converted into U.S. dollars at the above or any other rate.

b.	Adoptions of New Statements of Korea Accounting Standards (“SKAS”)

On January 1, 2005, the Company adopted SKAS No.15 through No.17, which are effective from the fiscal year beginning after December 31, 2004. The adoption of such accounting standards did not materially affect the

Company’s financial statements except as follows :

Through 2004, the Company discontinued applying the equity method of accounting for an investment when the investment is reduced to zero and did not provide for additional losses. Effective January 1, 2005, additional losses are provided for to the extent that the Company has other investment assets related to the equity method investee, including preferred stock and long-term receivables, pursuant to adoption of SKAS No.15, “Investments : Equity Method”. As a result of this accounting change, total assets as of December 31, 2005 decreased by ~~W~~ 4,706 million and ordinary income and net income for the year ended December 31, 2005 decreased by ~~W~~ 4,706 million (See Note 4).

Through 2004, tax effects of temporary differences related to capital adjustments were excluded in determining the deferred tax assets or liabilities. Effective January 1, 2005, such tax effects of temporary differences are included in determining the deferred tax assets or liabilities, pursuant to adoption of SKAS No. 16 “Income Taxes”. Accordingly, adjustments made directly to capital surplus or capital adjustments, which result in temporary differences, are recorded net of related tax effects. In addition, effective January 1, 2005, deferred income tax assets and liabilities which were presented on the balance sheet as a single non-current net number through 2004, are separated into current and non-current portions. As a result of adopting SKAS No. 16, total assets and total liabilities as of December 31, 2005 increased by ~~W~~ 61,152 million and ~~W~~ 90,645 million, respectively, and total stockholders’ equity as of December 31, 2005 decreased by ~~W~~ 29,493 million, which was directly reflected in capital surplus or capital adjustments (See Note 16).

Through 2004, provisions were recorded at nominal value. Effective January 1, 2005, provisions are recorded at the present value when the effect of the time value of money is material, pursuant to adoption of SKAS No. 17 “Provisions, Contingent Liabilities and Contingent Assets”. SKAS No. 16 is prospectively applied and as a result of adopting such accounting standard, total liabilities as of December 31, 2005 decreased by ~~W~~ 7,415 million and ordinary income and net income for the year ended December 31, 2005 increased by ~~W~~ 5,376 million (See Note 22).

Such newly adopted accounting standards are prospectively applied as allowed by SKAS No. 15 through No. 17. As a result, the non-consolidated balance sheet as of December 31, 2004 and the non-consolidated statement of income and cash flows for the year ended December 31, 2004, which are comparatively presented herein, were not adjusted to reflect the effect of adoption of SKAS No. 15 through No. 17.
c.	Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided based on the estimated collectibility of individual accounts and historical bad debt experience.

d.	Inventories

Inventories, which consist mainly of replacement units for wireless telecommunication facilities and supplies for sales promotion, are stated at the lower of cost or market value, with cost determined using the moving average method. During the year, perpetual inventory systems are used to value inventories, which are adjusted to physical inventory counts performed at fiscal year end. When the market value of inventories is less than the acquisition cost, the carrying amount is reduced to the market value and any difference is charged to current operations as operating expenses There was no such loss for the years ended December 31, 2005 and 2004.

e.	Securities (excluding securities accounted for using the equity method of accounting)

Debt and equity securities are initially recorded at their acquisition costs (fair value of considerations paid) including incidental cost incurred in connection with acquisition of the related securities and classified into trading, available-for-sale and held-to-maturity securities depending on the acquisition purpose and nature.

Trading securities are stated at fair value with gains or losses on valuation reflected in current operations.

Securities classified as available-for-sale are reported at fair value. Unrealized gains or losses on valuation of available-for-sale securities are included in capital adjustments and the unrealized gains or losses are reflected in net income when the securities are sold or if an impairment is other than temporary. Equity securities are stated at acquisition cost if fair value cannot be reliably measured. If the declines in the fair value of individual available-for-sale securities below their acquisition or amortized cost are other than temporary and there is objective evidence of impairment, write-downs of the individual securities are recorded to reduce the carrying value to their fair value. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Held-to-maturity securities are presented at acquisition cost after premiums or discounts are amortized or accreted, respectively. The Company recognizes write-downs resulting from other-than-temporary declines in the fair value below its book value on the balance sheet date if there is objective evidence of impairment. The related write-downs are recorded in current operations as a loss on impairment of investment securities.

Trading securities are presented in the current asset section of the balance sheet, and available-for-sales and held-to-maturity securities are presented in the current asset section of the balance sheet if their maturities are within one year; otherwise such securities are recorded in the non-current section of the balance sheet.

f.	Investment Securities Accounted for Using the Equity Method of Accounting

Investment securities of affiliated companies, in which the Company has the ability to exercise significant influence, are carried using the equity method of accounting, whereby the Company’s initial investment is recorded at cost and the carrying value is subsequently increased or decreased to reflect the Company’s portion of shareholders’ equity of the investee. Differences between the purchase cost and net asset value of the investee are amortized over 5 to 20 years using the straight-line method. When applying the equity method of accounting, unrealized intercompany gains and losses are eliminated and the effect of eliminations is reflected in the investment securities account (See Note 4). In addition, effective January 1, 2005, the Company provides for additional losses for those investments accounted for using the equity method that are reduced to zero to the extent that the Company has other investment assets related to the equity method investees.

g.	Property and Equipment

Property and equipment are stated at cost. Major renewals and betterments, which prolong the useful life or enhance the value of assets, are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is computed using the declining balance method (except for buildings and structures acquired on or after January 1, 1995 which are depreciated using the straight-line method) over the estimated useful lives (4~30 years) of the related assets (See Note 6).

Interest expense and other financing charges for borrowings related to the manufacture or construction of property and equipment are charged to current operations as incurred.

h.	Intangible Assets

Intangible assets are recorded at cost, less amortization computed using the straight-line method over 5 to 20 years. The amortization for the years ended December 31, 2005 and 2004 were ~~W~~329,360 million and ~~W~~317,394 million, respectively.

With its application for a license to provide IMT 2000 service, the Company has a commitment to pay ~~W~~1,300,000 million to the Ministry of Information Communication (“MIC”). ~~W~~650,000 million was paid in March 2001 by SK IMT Co., Ltd. (a former subsidiary of the Company), which was merged into the Company on May 1, 2003, and the remainder is required to be paid over 10 years with an annual interest rate equal to the 3-year-maturity government bond rate minus 0.75% (3.58% as of December 31, 2005). The future payment obligations are ~~W~~90,000 million in 2007, ~~W~~110,000 million in 2008, ~~W~~130,000 million in 2009, ~~W~~150,000 million in 2010, and ~~W~~170,000 million in 2011. On December 4, 2001, SK IMT Co., Ltd. received the IMT 2000 license from MIC, and recorded the total license cost as an intangible asset. As a result of the merger with SK IMT Co., Ltd., the Company acquired such IMT license of ~~W~~1,259,253 million and assumed the related long-term payable with a principal amount of ~~W~~650,000 million on May 1, 2003 (the date of merger). Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life of the IMT license which expires in December 2016.

i.	Convertible Bonds

The proceeds from issuance of convertible bonds are allocated between the conversion rights and the debt issued; the portion allocable to the conversion rights is accounted for as capital surplus with a corresponding conversion right adjustment which is deducted from the related bonds. Such conversion right adjustment is amortized to interest expense using the effective interest rate method over the redemption period of the convertible bonds. The portion allocable to the conversion rights is measured by deducting the present value of the debt at time of issuance from the gross proceeds from issuance of convertible bonds, with the present value of the debt being computed by discounting the expected future cash flows (including call premium, if any) using the effective interest rate applied to ordinary or straight debt of the Company at the issue date.

j.	Discounts on Bonds

Discounts on bonds are amortized to interest expense using the effective interest rate method over the redemption period of the bonds.

k.	Valuation of Long-term Payables

Long-term payables resulting from long-term installment transactions are stated at the present value of the expected future cash flows. Imputed interest amounts are recorded in present value discount accounts which are deducted directly from the related nominal payable balances. Such imputed interest is included in operations using the effective interest rate method over the redemption period.

l.	Provisions, Contingent Liabilities and Contingent Assets

The Company recognizes a provision when i) it has a present obligation as a result of a past event, ii) it is probable that a disbursement of economic resources will be required to settle the obligation, and iii) a reliable estimate can be made of the amount of the obligation (See Note 22).

The Company does not recognize the following contingent obligations as liabilities ;
-	Possible obligations related to past events, for which the existence of a liability can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

-	Present obligations arising out of past events or transactions, for which i) a disbursement of economic resources to fulfill such obligations is not probable or ii) a disbursement of economic resources is probable, but the related amount cannot be reasonably estimated.
In addition, the Company does not recognize potential assets related to past events or transactions, for which the existence of an asset or future benefit can only be confirmed upon occurrence of uncertain future event or events outside the control of the Company.

m.	Accrued Severance Indemnities

In accordance with the Company’s policy, all employees with more than one year of service are entitled to receive severance indemnities, based on length of service and rate of pay, upon termination of their employment. Accruals for severance indemnities are recorded to approximate the amount required to be paid if all employees were to terminate at the balance sheet date.

The Company has deposits with insurance companies to fund the portion of the employees’ severance indemnities which is in excess of the tax deductible amount allowed under the Corporate Income Tax Law, in order to take advantage of the additional tax deductibility for such funding. Such deposits with outside insurance companies, where the beneficiaries are the Company’s employees, totaling ~~W~~187,103 million and ~~W~~155,228 million as of December 31, 2005 and 2004, respectively, are deducted from accrued severance indemnities.

In accordance with the Korean National Pension Fund Law, the Company transferred a portion of its accrued severance indemnities to the National Pension Fund through March 1999. Such transfers, amounting to ~~W~~5,172 million and ~~W~~5,612 million as of December 31, 2005 and 2004, respectively, are deducted from accrued severance indemnities.

Actual payment of severance indemnities amounted to ~~W~~21,985 million and ~~W~~26,728 million for the years ended December 31, 2005 and 2004, respectively.

n.	Accounting for Employee Stock Option Compensation Plan

The Company adopted the fair value based method of accounting for its employee stock option compensation plan (See Note 15). Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period. For stock options, fair value is determined using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the current risk-free interest rate for the expected life of the option. However, as permitted under Korean GAAP, the Company excludes the volatility factor in estimating the value of its stock options granted before December 31, 2003, which results in measurement at minimum value. The total compensation cost of an option estimated at the grant date is not subsequently adjusted for changes in the price of the underlying stock or its volatility, the actual life of the option, dividends on the stock, or the risk-free interest rate. In addition, recognized compensation costs related to stock options that were expired, due to such stock options not being exercised within the exercisable period, are transferred to other capital surplus from capital adjustments.

o.	Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a lease term equal to 75% or more of the estimated economic life of the leased property or where the present value of minimum lease payments equals or exceeds 90% of the fair value of the leased property, are accounted for as capital leases. All other leases are accounted for as operating leases.

Assets and liabilities related to capital leases are recorded as property and equipment and obligations under capital leases, respectively, and the related interest is calculated using the effective interest rate method and charged to other expenses. For operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred (See Note 10).

p.	Research and Development Costs

The Company charges substantially all research and development costs to expense as incurred. The Company incurred internal research and development costs of ~~W~~204,698 million and ~~W~~203,741 million for the years ended December 31, 2005 and 2004, respectively, and external research and development costs of ~~W~~68,526 million and ~~W~~68,549 million for the years ended December 31, 2005 and 2004, respectively.

q.	Accounting for Foreign Currency Transactions and Translation

Transactions denominated in foreign currencies are recorded in Korean won based on the prevailing rate of exchange at the dates of transactions. Monetary assets and liabilities denominated in foreign currency are translated into Korean won at the Base Rates announced by Seoul Money Brokerage Services, Ltd. on the balance sheet date, which were, for US dollars, ~~W~~1,013.00=US$1 and ~~W~~1,043.80=US$1 at December 31, 2005 and 2004, respectively. The resulting gains or losses arising from the translation or settlement of such assets and liabilities are included in current operations.

r.	Derivative Instruments

The Company records rights and obligations arising from derivative instruments as assets and liabilities, which are stated at fair value. The gains and losses that result from the change in the fair value of derivative instruments are reported in current earnings. However, for derivative instruments designated as hedging the exposure of variable cash flows, the effective portions of the gains or losses on the hedging instruments are recorded as a separate component of shareholders’ equity and credited/charged to operations at the time the hedged transactions affect earnings, and the ineffective portions of the gains or losses are credited/charged immediately to operations.

s.	Revenue Recognitions

Operating revenue is recognized when cellular telephone communication services are provided.

t.	Income Taxes

Income tax expense is determined by adding or deducting the total income tax and surtaxes to be paid for the current period and the changes in deferred income tax assets and liabilities.

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profits. Deferred tax liabilities are generally recognized for all taxable temporary differences with some exceptions and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The carrying amount of deferred tax assets is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered. Effective January 1, 2005 deferred income tax assets and liabilities, which were presented on the balance sheet as a single non-current net amount through 2004, are classified into current and non-current based on the classification of related assets or liabilities for financial reporting purposes
3.	INVESTMENT SECURITIES
a. Trading Securities
  Trading securities as of December 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	December 31, 2005						December 31, 2004
							Fair value and
	Acquisition cost		Fair value		Carrying amount		carrying amount
Beneficiary certificates	~~W~~	745,360	~~W~~	745,360	~~W~~	745,360	~~W~~	640,389

b. Long-term Investment Securities
  Long-term investment securities as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	December 31, 2005		December 31, 2004
Available-for-sale equity securities	~~W~~	907,069	~~W~~	872,209
Available-for-sale debt securities		296,264		4,928
Held-to-maturity securities		—		50,000

Total		1,203,333		927,137
Less current portion		—		(3,600)

Long-term portion	~~W~~	1,203,333	~~W~~	923,537

b-(1). Available-for-sale Equity Securities
Available-for-sale equity securities as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	Number of
	Shares	percentage	Acquisition			Fair value at
	at Dec. 31,	(%) at Dec.	cost at			Dec 31,			Carrying amount
	2005	31, 2005	Dec. 31, 2005			2005			2005		2004
(Investments in listed companies)
Digital Chosunilbo Co., Ltd.	2,890,630	7.8	~~W~~	5,781		~~W~~	5,796		~~W~~	5,796	~~W~~	2,023
Hanaro Telecom Inc.	22,090,000	4.8		121,677			56,440			56,440		71,019
Korea Radio Wave Basestation Management	234,150	4.4		1,171			2,646			2,646		2,178
POSCO Corporation	2,481,310	2.8		332,662			501,225			501,225		464,005
INNOTG Co., Ltd.	59,473	0.4		1,695			83			83		152
SINJISOFT Corporation	—	—		—			—	(note a)		—		590
Cowon Systems, Inc.	—	—		—			—	(note a)		—		1,600

Sub-total				462,986			566,190			566,190		541,567

(Investments in non-listed companies)
Powercomm Co., Ltd.	7,500,000	5.0		240,243			77,130	(note b)		77,130		71,565
Japan MBCO	54,000	7.3		27,332	(note e)					27,332		27,332
Real Telecom Co., Ltd.	398,722	8.3		5,981			—	(note c)		—		—
Enterprise Networks Co., Ltd.	2,821	0.03		14,438			—	(note d)		—		—
Eonex Technologies Inc.	144,000	12.6		3,600	(note e)					4,593		4,593
WiderThan Co., Ltd.	—	—		—			—	(note f)		—		3,188
Korea Economic Daily	2,585,069	13.8		13,964	(note e)					13,964		2,077
Others				99,646	(note e)			(note g)		22,825		25,481

Sub-total				405,204						145,844		134,236

(Investments in funds)
Korea IT Fund				190,000	(note e)					190,000		190,000
Others				5,035	(note e)					5,035		6,406

Sub-total				195,035						195,035		196,406

Total			~~W~~	1,063,225					~~W~~	907,069	~~W~~	872,209

(note a)	The investments in common stock of SINJISOFT Corporation and Cowon System, Inc. were all sold and the Company recorded a gain on disposal of investment assets of ~~W~~931 million and ~~W~~1,097 million, respectively, for the year ended December 31, 2005.

(note b)	The Company recorded its investments in common stock of Powercomm Co., Ltd. at its fair value, which was estimated by an outside professional valuation company using the present value of expected future cash flows and the unrealized loss on valuation of investments amounting to ~~W~~163,113 and ~~W~~168,678 as of December 31, 2005 and 2004, respectively, were recorded as a capital adjustment.

(note c)	Due to the impairment of the Company’s investments in common stock of Real Telecom Co., Ltd., the Company recorded impairment loss of ~~W~~5,981 million for the year ended December 31, 2004.

(note d)	The Company recorded impairment loss of ~~W~~14,438 million for the year ended December 31, 2004 for its investments in common stock of Enterprise Networks Co., Ltd. as the investee filed for reorganization prodeedings.

(note e)	As a reasonable estimate of fair value could not be made, the investment is stated at acquisition cost. The investment in common stock of Eonex Technologies Inc. was reclassified to available-for-sale securities from equity securities accounted for using the equity method during 2003, as the Company’s ownership in such investees decreased to less than 20% and the Company lost significant influence. Such securities were transferred to available-for-sale securities at the carrying amount valued using the equity method of accounting prior to the reclassification.

(note f)	The investment in common stock of WiderThan Co., Ltd. was reclassified to equity securities accounted for using the equity method during 2005. Although the Company’s ownership in WiderThan Co., Ltd. is less than 20%, the Company exercises significant influence on the selection of directors and the investee has significant transactions with the Company.

(note g)	Due to the impairment of the Company’s investments in common stock of TeleMerc.com and Mobilewelcom Co., Ltd., the Company recorded impairment losses on such investments of ~~W~~1,793 million and ~~W~~1,000 million for the years ended December 31, 2005 and 2004, respectively.
b-(2). Available-for-sale Debt Securities
Available-for-sale debt securities as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

				Carrying amount
				December		December
	Maturity	Acquisition cost		31, 2005		31, 2004
Public bonds	(note a)	~~W~~	1,590	~~W~~	1,590	~~W~~	1,328
Currency stabilization bonds	(note b)		294,891		294,674		—
Convertible bonds of Real Telecom Co., Ltd. (note c)	March, 2007		10,656		—		—
Convertible bonds of Eonex Technologies, Inc. (3rd) (note d)	January, 2005		—		—		3,600

Total			307,137		296,264		4,928
Less current portion of available-for-sale debt securities			—		—		(3,600)

Long-term available-for-sale debt securities		~~W~~	307,137	~~W~~	296,264	~~W~~	1,328

The interest income incurred from available-for-sale debt securities for the years ended December 31, 2005 and 2004 were ~~W~~914 million and ~~W~~391 million, respectively.

(note a)	The maturities of public bonds as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

Maturity	December 31, 2005		December 31, 2004
Within five years	~~W~~	1,229	~~W~~	904
Within ten years		361		424

	~~W~~	1,590	~~W~~	1,328

(note b)	The maturities of monetary stabilization bonds as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

Maturity	December 31, 2005		December 31, 2004
Within five years	~~W~~	294,674	~~W~~	—

(note c)	The convertible bonds of Real Telecom Corp. with a principal amount of ~~W~~10,656 million can be converted into 371,018 shares of common stock of Real Telecom Corp. at ~~W~~28,721 per share during the period from September 29, 2004 to March 28, 2007. Due to the impairment of such bonds, the Company recorded an impairment loss of ~~W~~10,656 million for the year ended December 31, 2004.

(note d)	The convertible bonds of Eonex Technologies, Inc. (3rd) were all settled in cash during the year ended December 31, 2005.
b-(3). Changes in Unrealized Gains (Losses) on Investments in Common Stock
The changes in unrealized gains (losses) on investments in common stock during the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the year ended December 31, 2005
					Transferred to
			Increase/		realized		Tax effect		Ending
	Beginning balance		(decrease)		gain (loss)		(note)		balance
Available-for-sales equity securities :
Digital Chosunilbo Co., Ltd.	~~(W~~	3,758)	~~W~~	3,772	~~W~~	—	~~(W~~	4)	~~W~~	10
Hanaro Telecom Inc.		(50,657)		(14,580)		—		17,940		(47,297)
Korea Radio Wave Basestation Management		1,007		468		—		(405)		1,070
POSCO Corporation		131,343		37,220		—		(46,355)		122,208
INNOTG Co., Ltd.		(1,543)		(68)		—		443		(1,168)
SINJISOFT Corporation		460		—		(460)		—		—
Cowon Systems, Inc.		—		585		(585)		—		—
Powercomm Co., Ltd.		(168,678)		5,565		—		44,856		(118,257)
Eonex Technologies Inc.		2,011		—		—		(553)		1,458
WiderThan Co., Ltd.		(27)		27		—		—		—

Sub-total		(89,842)		32,989		(1,045)		15,922		(41,976)
Currency stabilization bonds		—		(218)		—		60		(158)

Total	~~(W~~	89,842)	~~W~~	32,771	~~(W~~	1,045)	~~W~~	15,982	~~(W~~	42,134)

(note)	Represents adjustments to reflect the tax effect of temporary differences directly charged or credited to unrealized gains (losses) on valuation of long-term investment securities in accordance with SKAS No. 16 “Income Taxes”, which is effective January 1, 2005.

	For the year ended December 31, 2004
					Transferred to
			Increase/		realized		Ending
	Beginning balance		(decrease)		gain (loss)		balance
Digital Chosunilbo Co., Ltd.	~~(W~~	2,934)	~~(W~~	824)	~~W~~	—	~~(W~~	3,758)
Hanaro Telecom Inc.		(55,469)		4,812		—		(50,657)
Korea Radio Wave Basestation Management		1,498		(491)		—		1,007
POSCO Corporation		71,792		59,551		—		131,343
INNOTG Co., Ltd.		—		(1,543)		—		(1,543)
Powercomm Co., Ltd.		(171,835)		3,157		—		(168,678)
SINJISOFT Corporation		—		460		—		460
Eonex Technologies Inc.		—		2,011		—		2,011
WiderThan Co., Ltd.		—		(27)		—		(27)

Total	~~(W~~	156,948)	~~W~~	67,106	~~W~~	—	~~(W~~	89,842)

b-(4). Held-to-maturity Securities
Held-to-maturity securities as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

				Carrying amount
				December		December
	Maturity	Acquisition cost		31,2005		31, 2004
Subordinated bonds of Mirae Asset Life Insurance Co., Ltd. (formerly SK Life Insurance Co., Ltd.)	(note a)	~~W~~	—	~~W~~	—	~~W~~	50,000

Total					—		50,000
Less current portion of held-to-maturity securities					—		—

Long-term held-to-maturity securities				~~W~~	—	~~W~~	50,000

Interest income from held-to-maturity securities for the years ended December 31, 2005 and 2004 are ~~W~~3,748 million and ~~W~~15,686 million, respectively.

(note a)	The Subordinated bonds of Mirae Asset Life Insurance Co., Ltd. (formerly SK Life Insurance Co., Ltd.) were all liquidated during 2005.

4.	EQUITY SECURITIES ACCOUNTED FOR USING THE EQUITY METHOD OF ACCOUNTING

Equity securities accounted for using the equity method of accounting as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	December 31, 2005
		Ownership
	Number	Percentage	Acquisition		Net Asset		Carrying Amount
	of shares	(%)	Cost		Value		December 31, 2005		December 31, 2004
Pantech Co., Ltd.	25,570,306	22.7	~~W~~	26,309	54,841	(note a)	~~W~~	55,634	~~W~~	190,896
SK Capital Co., Ltd.	10,000,000	100.0		50,000	37,501			37,501		34,891
SK Communications Co., Ltd.	7,844,454	91.1		175,441	138,372			158,170		143,096
SK Telink Co., Ltd.	943,997	90.8		5,296	70,863			70,863		56,182
SK C&C Co., Ltd.	300,000	30.0		19,071	193,381			198,251		201,353
SK Wyverns Baseball Club Co., Ltd.	199,997	100.0		1,000	—			—		—
STIC Ventures Co., Ltd.	1,600,000	21.9		8,000	8,308			8,308		7,321
Paxnet Co., Ltd.	5,590,452	67.1		26,563	9,135			27,372		25,244
Global Credit & Information Corp.	300,000	50.0		2,410	2,648			3,276		3,054
TU Media Corp.	12,922,266	29.6		64,611	31,400			32,393		34,607
Aircross Co., Ltd.	600,000	38.1		300	970			970		944
Widerthan Co., Ltd.	2,000,000	10.1		1,000	12,827	(note b)		12,827		—
IHQ, Inc.	8,000,000	21.6		14,440	7,668	(note d)		13,935		—
Seoul Records, Inc.	9,582,321	60.0		27,874	23,572			27,242		—
Harex Info Tech, Inc.	225,000	21.2		3,375	1,166			2,568		3,375
SLD Telecom PTE. Ltd.	80,476,700	55.1		93,987	54,952			55,358		59,804
Skytel Co., Ltd.	1,756,000	28.6		2,159	4,872			4,872		3,633
SK China Company Ltd.	28,160	20.7		3,195	1,569			483		803
SK Telecom China Co., Ltd.	6,150,000	100.0		7,340	6,927			6,927		9,212
ULand Co., Ltd.	14,100,100	70.1		17,511	8,936			12,564		8,257
SK Telecom USA Holdings, Inc.	1,000	100.0		123,214	103,751	(note c)		103,751		—
SK Telecom International, Inc.	1,099	100.0		17,467	25,957			25,957		21,995
SK USA, Inc.	49	49.0		3,184	3,353			3,353		3,184
Centurion IT Investment Association		37.5		3,000	3,635			3,635		3,205
1st Music Investment Fund of SK-PVC		69.3		6,925	6,990			6,990		—
2nd Music Investment Fund of SK-PVC		79.3		7,925	7,966			7,966		—
SK-KTB Music Investment Fund		74.3		14,850	14,999			14,999		—
IMM Cinema Fund		48.4		12,000	11,884			11,884		—
SK-QC Wireless Development Fund		—		—	—			—		5,145
SKT-HP Ventures, LLC.		50.0		6,415	5,272			5,272		5,284
Other investments in affiliates				13,083		(note e)		12,583		4,761

Total							~~W~~	925,904	~~W~~	826,246

(note a)	4,542,000 shares of SKY Teletech Co., Ltd. (formerly SK Teletech Co., Ltd.) were sold to Curitel Communications, Inc. and the Company recorded a gain of ~~W~~175,488 million during the 3rd quarter of 2005. SKY Teletech Co., Ltd was merged into Pantech Co., Ltd. during the 4th quarter of 2005 and the Company’s ownership interest decreased from 29.1% to 22.7%. In addition, the difference between the Company’s portion of the merged company’s equity and the carrying amount at the date of merger of ~~W~~269 million was recorded as a loss on disposal of investment assets.

(note b)	The investment in common stock of WiderThan Co., Ltd. was reclassified to equity securities accounted for using the equity method during 2005. Although the Company’s ownership in WiderThan Co., Ltd. is less than 20%, the Company exercises significant influences on the selection of directors and the investee has significant transactions with the Company.

(note c)	In the first quarter of 2005, the Company incorporated SK Telecom USA Holdings, Inc. with an initial investment of US$83 million in order to invest in and manage Helio, Inc., a joint venture company in the Untied States of America, which was established in order to provide wireless telecommunication services in the United States of America. In addition, the Company invested an additional US$40 million in SK USA Holdings, Inc. during the 3rd quarter of 2005 (See Note 23 (b)).

(note d)	In February 2005, the Company acquired 8,000,000 shares of IHQ, Inc., an entertainment management company, for ~~W~~1,805 per share with an option to purchase an additional 5,000,000 shares at the previously agreed upon price during the period from March 15, 2006 to April 30, 2006, in order to secure high-quality content for the Company’s wireless internet services.

(note e)	As allowed under Korean GAAP, investments in equity securities of SK Telecom Europe Limited and certain others were not accounted for using the equity method of accounting, as changes in the Company’s portion of shareholders’ equity of such investees were not expected to be material.

Details of the changes in investments in affiliates accounted for using the equity method for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the year ended December 31, 2005
	Beginning balance		Equity in earnings		Equity in capital		Other increase		Ending
	or acquisition cost		(losses)		adjustments		(decrease)		balance
Pantech Co., Ltd. (note a)	~~W~~	75,148	~~(W~~	19,404)	~~(W~~	110)	~~W~~	—	~~W~~	55,634
SK Capital Co., Ltd.		34,891		(523)		3,133		—		37,501
SK Communications Co., Ltd (note a)		143,096		12,643		2,431		—		158,170
SK Telink Co., Ltd. (note a)		56,182		14,649		32		—		70,863
SK C&C Co., Ltd. (notes a and b)		201,353		17,501		(20,003)		(600)		198,251
SK Wyverns Baseball Club Co., Ltd. (notes a and c)		—		(4,706)		—		—		—
STIC Ventures Co., Ltd. (note a)		8,684		(1,135)		759		—		8,308
Paxnet Co., Ltd. (note a)		25,244		2,128		—		—		27,372
Global Credit & Information Corp.		3,054		222		—		—		3,276
TU Media Corp. (note a)		60,219		(27,821)		(5)		—		32,393
Aircross Co., Ltd. (note a)		944		26		—		—		970
WiderThan Co., Ltd. (note a)		11,398		1,368		61		—		12,827
IHQ, Inc. (note a)		14,440		(560)		55		—		13,935
Seoul Records, Inc. (note a)		27,874		(632)		—		—		27,242
Harex Info Tech, Inc. (notes a and d)		3,375		(807)		—		—		2,568
SLD Telecom PTE. Ltd. (note a)		64,588		(7,351)		(1,879)		—		55,358
Skytel Co., Ltd. (notes a and b)		3,633		1,355		69		(185)		4,872
SK China Company, Ltd. (note a)		803		(261)		(59)		—		483
SK Telecom China Co., Ltd. (note a)		9,212		(2,055)		(230)		—		6,927
ULand Co., Ltd. (note a)		17,511		(4,545)		(402)		—		12,564
SK Telecom USA Holdings, Inc. (note a)		123,214		(20,885)		1,422		—		103,751
SK Telecom International, Inc.(note a)		21,995		4,657		(695)		—		25,957
SK USA, Inc. (notes a and d)		3,184		560		(391)		—		3,353
Centurion IT investment Association		3,205		430		—		—		3,635
1st Music Investment Fund of SK-PVC		6,925		65		—		—		6,990
2nd Music Investment Fund of SK-PVC		7,925		41		—		—		7,966
SK-KTB Music Investment Fund		14,850		149		—		—		14,999
IMM Cinema Fund		12,000		(116)		—		—		11,884
SKT-QC Wireless Development Fund (note e)		5,145		1		—		(5,146)		—
SKT-HP Ventures, LLC		5,284		148		(160)		—		5,272

Total	~~W~~	965,376	~~(W~~	34,858)	~~(W~~	15,972)	~~(W~~	5,931)	~~W~~	913,321

(note a)	Investments were recorded using the equity method of accounting based on unaudited and unreviewed financial statements as of and for the year ended December 31, 2005. In order to verify the reliability of such unaudited and unreviewed financial statements, the Company has performed the following procedures and found no significant errors :
i)	obtained the signature from the chief executive officer of the equity method investee asserting that the unaudited and unreviewed financial statements are accurate

ii)	checked whether the major transactions identified by the Company, including public disclosures, were appropriately reflected in the unaudited and unreviewed financial statements

iii)	performed an analytical review on the unaudited and unreviewed financial statements

(note b)	The Company received dividends from SK C&C Co., Ltd. and Skytel Co., Ltd. The corresponding amount was deducted from the carrying amount of equity method securities.

(note c)	In accordance with SKAS No.15, which requires the Company to provide for additional losses beyond the value of the equity method investment to the extent that the Company has other investment assets related to the equity method investee, the Company recorded additional losses of ~~W~~4,706 million for the year ended December 31, 2005 in connection with long-term loans to SK Wyverns Baseball Club Co., Ltd. However, as of December 31, 2005, equity in losses of affiliates, net of additional losses discussed above, related to the investee totaling ~~W~~429 million was not recognized due to the discontinuance of applying the equity method of accounting for the Company’s investment in SK Wyberns Baseball Club Co., Ltd.

(note d)	Effective January 1, 2005, the Company recorded its investments in SK USA Inc. and Harex Info Tech, Inc. using the equity method of accounting as changes in the Company’s portion of such investees’ equity amounts resulting from applying the equity method of accounting is material.

(note e)	Investment was fully liquidated due to dissolution of SKT-QC Wireless Development Fund during the year ended December 31, 2005.

	For the year ended December 31, 2004
	Beginning balance		Equity in earnings		Equity in capital		Other increase
	or acquisition cost		(losses)		adjustments		(decrease)		Ending balance
SK Teletech Co., Ltd. (note a)	~~W~~	159,275	~~W~~	32,788	~~W~~	—	~~(W~~	1,167)	~~W~~	190,896
SK Capital Co., Ltd.		45,865		(11,515)		541		—		34,891
SK Communications Co., Ltd		127,486		11,961		3,649		—		143,096
SK Telink Co., Ltd.		43,452		12,724		6		—		56,182
SK C&C Co., Ltd. (note a)		93,433		14,563		93,957		(600)		201,353
STIC Ventures Co., Ltd.		7,098		151		72		—		7,321
Paxnet Co., Ltd.		25,712		(515)		47		—		25,244
VCASH Co., Ltd. (note b)		943		(600)		—		(343)		—
Global Credit & Information Corp.		2,773		281		—		—		3,054
WiderThan Co., Ltd.		3,166		49		(27)		(3,188)		—
TU Media Corp.		39,000		(4,732)		339		—		34,607
Aircross Co., Ltd.		300		663		(19)		—		944
Harex Info Tech, Inc.		3,375		—		—		—		3,375
SLD Telecom PTE. Ltd.		78,131		(11,064)		(7,263)		—		59,804
Skytel Co., Ltd. (note a)		3,053		1,177		(421)		(176)		3,633
SK China Company, Ltd.		2,187		(1,198)		(186)		—		803
SK Telecom China Co., Ltd.		7,340		2,886		(1,014)		—		9,212
ULand Co., Ltd		8,257		—		—		—		8,257
SK Telecom International, Inc.		18,963		6,037		(3,005)		—		21,995
SK USA, Inc.		3,184		—		—		—		3,184
Centurion IT investment Association		3,125		80		—		—		3,205
SKT-QC Wireless Development Fund		5,906		(2)		(759)		—		5,145
SKT-HP Ventures, LLC		5,964		91		(771)		—		5,284

	~~W~~	687,988	~~W~~	53,825	~~W~~	85,146	~~(W~~	5,474)	~~W~~	821,485

(note a)	The Company received dividends from SK Teletech Co., Ltd., SK C&C Co., Ltd. and Skytel Co., Ltd. and the corresponding amount was deducted from its equity method securities.

(note b)	The investments in common stock of VCASH Co., Ltd. were sold to Korea Railway Transportation Promotion Foundation in 2004.

Details of changes in the differences between the acquisition cost and net asset value of equity method investees at the acquisition date for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the year ended December 31, 2005
	Beginning		Increase/				Ending
	balance		(Decrease)		Amortization		balance
Pantech Co., Ltd.	~~W~~	3,286	(~~W~~	2,381)	(~~W~~	112)	~~W~~	793
SK Communications Co., Ltd.		24,623		—		(809)		23,814
SK C&C Co., Ltd.		5,276		—		(406)		4,870
Paxnet Co., Ltd.		19,310		—		(1,073)		18,237
Global Credit & Information Corp.		670		—		(42)		628
TU Media Corp.		—		1,045		(52)		993
IHQ, Inc.		—		7,377		(1,110)		6,267
Seoul Records, Inc.		—		4,078		(408)		3,670
Harex Info Tech, Inc.		—		1,752		(350)		1,402
SLD Telecom PTE. Ltd.		428		—		(22)		406
ULand Co., Ltd.		—		3,922		(294)		3,628

Total	~~W~~	53,593	~~W~~	15,793	(~~W~~	4,678)	~~W~~	64,708

	For the year ended December 31, 2004
	Beginning						Ending
	balance		Increase		Amortization		balance
SK Teletech Co., Ltd.	~~W~~	—	~~W~~	3,414	(~~W~~	128)	~~W~~	3,286
SK Communications Co., Ltd.		21,799		3,176		(352)		24,623
SK C&C Co., Ltd.		5,682		—		(406)		5,276
Paxnet Co., Ltd.		20,383		—		(1,073)		19,310
Global Credit & Information Corp.		712		—		(42)		670
SLD Telecom PTE. Ltd.		—		433		(5)		428

Total	~~W~~	48,576	~~W~~	7,023	(~~W~~	2,006)	~~W~~	53,593

Details of changes in unrealized intercompany gains incurred from sales of assets for the year ended December 31, 2005 are as follows (in millions of Korean won) :

	For the year ended December 31, 2005
	Beginning						Ending
	balance		Increase		Decrease		balance
SK Communications Co., Ltd.	~~W~~	—	~~W~~	4,459	(~~W~~	443)	~~W~~	(4,016
SK China Company Ltd.		1,206		—		(120)		1,086

Total	~~W~~	1,206	~~W~~	4,459	(~~W~~	563)	~~W~~	5,102

Details of market price of the equity securities accounted for using the equity method as of December 31, 2005 are as follows (in millions of Korean won, except for market price per share) :

	Market price
	per share	Shares owned by the
	(in Korean won)	Company	Market price
Pantech Co., Ltd	5,900	25,570,306	150,865
WiderThan Co., Ltd.	15,408	2,000,000	30,816
IHQ, Inc.	9,220	8,000,000	73,760
Seoul Records, Inc.	5,480	9,582,321	52,511

The condensed financial information of the investees as of and for the year ended December 31, 2005 are as follows (in millions of Korean won) :

	Total		Total				Net
	Assets		Liabilities		Revenue		Income (loss)
Pantech Co., Ltd	~~W~~	896,943	~~W~~	652,831	~~W~~	655,089	~~W~~	(20,275)
SK Capital Co., Ltd.		37,508		7		—		(523)
SK Communications Co., Ltd.		206,583		49,646		151,326		12,826
SK Telink Co., Ltd.		131,012		52,739		155,051		16,369
SK C&C Co., Ltd.		1,250,918		884,167		1,002,668		61,811
SK Wyverns Baseball Club Co., Ltd.		4,312		9,447		21,077		(1,231)
STIC Ventures Co., Ltd.		56,970		19,008		11,503		(3,672)
Paxnet Co., Ltd.		20,162		5,965		40,331		4,771
Global Credit & Information Corp.		9,851		4,555		37,597		529
TU Media Corp.		393,959		287,810		21,550		(96,316)
Aircross Co., Ltd.		12,682		10,137		16,281		78
WiderThan Co., Ltd.		176,448		49,464		103,875		7,776
IHQ, Inc.		67,638		30,388		50,198		4,553
Seoul Records, Inc.		46,239		6,952		24,136		(3,441)
Harex Info Tech, Inc.		5,971		461		1,071		(2,156)
SLD Telecom PTE. Ltd.		100,882		1,087		—		(13,617)
Skytel Co., Ltd.		23,418		6,545		12,228		4,434
SK China Company Ltd.		8,090		514		1,849		(1,429)
SK Telecom China Co., Ltd.		10,701		3,774		9,315		(2,232)
ULand Co., Ltd.		14,740		2,001		4,668		(5,455)
SK Telecom USA Holdings, Inc.		113,335		9,584		—		(20,885)
SK Telecom International, Inc.		27,384		1,427		13,404		4,707
SK USA, Inc.		8,320		1,477		8,312		799
Centurion IT Investment Association		9,693		—		1,962		1,886
1st Music Investment Fund of SK-PVC		10,113		20		124		93
2nd Music Investment Fund of SK-PVC		10,061		8		69		52
SK-KTB Music Investment Fund		20,270		51		280		201
IMM Cinema Fund		24,567		6		174		(239)
SKT-HP Ventures, LLC.		10,548		5		305		297
5. LOANS TO EMPLOYEES
Short-term and long-term loans to employees as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005
	Short-term		Long-term		Total		2004
Loans to employees’ stock ownership association	~~W~~	3,249	~~W~~	11,337	~~W~~	14,586	~~W~~	22,546
Loans to employees for housing and other		93		340		433		612

Total	~~W~~	3,342	~~W~~	11,677	~~W~~	15,019	~~W~~	23,158

6. PROPERTY AND EQUIPMENT
Property and equipment as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	Useful lives
	(years)	December 31, 2005		December 31,2004
Land	—	~~W~~	461,513	~~W~~	463,656
Buildings and structures	30,15		1,477,838		1,441,937
Machinery	6		10,376,529		9,452,751
Vehicles	4		20,442		20,268
Other	4		807,534		721,032
Construction in progress	—		264,309		138,002

			13,408,165		12,237,646
Less accumulated depreciation			(8,812,282)		(7,632,393)

Property and equipment, net		~~W~~	4,595,883	~~W~~	4,605,253

The standard value of land declared by the government as of December 31, 2005 and 2004 are ~~W~~412,829 million and ~~W~~401,771 million, respectively.
Details of change in property and equipment for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the year ended December 31, 2005
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	463,656	~~W~~	723	(~~W~~	4,698)	~~W~~	1,832	~~W~~	—	~~W~~	461,513
Buildings and structures		1,163,069		12,255		(8,095)		33,425		(55,157)		1,145,497
Machinery		2,585,118		34,334		(18,924)		992,283		(1,163,247)		2,429,564
Vehicles		4,030		982		(116)		130		(2,240)		2,786
Other		251,377		754,542		(3,294)		(626,161)		(84,250)		292,214
Construction in progress		138,003		580,309		—		(454,003)		—		264,309

Total	~~W~~	4,605,253	~~W~~	1,383,145	(~~W~~	35,127)	(~~W~~	52,494)	(~~W~~	1,304,894)	~~W~~	4,595,883

	For the year ended December 31, 2004
	Beginning										Ending
	balance		Acquisition		Disposal		Transfer		Depreciation		balance
Land	~~W~~	446,574	~~W~~	3,394	(~~W~~	2,684)	~~W~~	16,372	~~W~~	—	~~W~~	463,656
Buildings and structures		840,237		7,239		(7,849)		366,296		(42,854)		1,163,069
Machinery		2,625,306		67,408		(7,659)		1,143,443		(1,243,380)		2,585,118
Vehicles		3,836		2,957		(333)		695		(3,125)		4,030
Other		326,109		720,431		(5,267)		(697,118)		(92,778)		251,377
Construction in progress		309,564		768,573		(756)		(939,378)		—		138,003

Total	~~W~~	4,551,626	~~W~~	1,570,002	(~~W~~	24,548)	(~~W~~	109,690)	(~~W~~	1,382,137)	~~W~~	4,605,253

7. INTANGIBLE ASSETS
Intangible assets as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	December 31, 2005						December 31, 2004
	Acquisition		Accumulated		Carrying		Carrying
	cost		amortization		amounts		amounts
Goodwill	~~W~~	2,335,532	(~~W~~	514,648)	~~W~~	1,820,884	~~W~~	1,949,546
Frequency use rights		1,384,433		(200,141)		1,184,292		1,163,319
Software development costs		221,913		(160,657)		61,256		100,579
Computer software		489,807		(210,050)		279,757		190,745
Other		103,974		(63,616)		40,358		44,430

	~~W~~	4,535,659	(~~W~~	1,149,111)	~~W~~	3,386,547	~~W~~	3,448,619

Details of changes in intangible assets for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	For the year ended December 31, 2005
	Beginning
	balance		Increase		Decrease		Transfer		Amortization		Ending balance
Goodwill	~~W~~	1,949,546	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	128,662)	~~W~~	1,820,884
Frequency use rights		1,163,319		117,380		—		—		(96,407)		1,184,292
Software development costs		100,579		635		—		—		(39,958)		61,256
Computer software		190,745		68,252		(3)		77,645		(56,881)		279,758
Other		44,430		2,409		(289)		1,259		(7,452)		40,357

	~~W~~	3,448,619	~~W~~	188,676	(~~W~~	292)	~~W~~	78,904	(~~W~~	329,360)	~~W~~	3,386,547

	For the year ended December 31, 2004
	Beginning
	balance		Increase		Decrease		Transfer		Amortization		Ending balance
Goodwill	~~W~~	2,078,208	~~W~~	—	~~W~~	—	~~W~~	—	(~~W~~	128,662)	~~W~~	1,949,546
Frequency use rights		1,251,278		—		—		7,800		(95,759)		1,163,319
Software development costs		133,833		3,431		(3,094)		10,545		(44,136)		100,579
Computer software		88,857		50,827		(650)		92,801		(41,091)		190,744
Other		48,092		3,369		(142)		858		(17,746)		44,431

	~~W~~	3,600,268	~~W~~	57,627	(~~W~~	3,886)	~~W~~	112,004	(~~W~~	317,394)	~~W~~	3,448,619

The book value as of December 31, 2005 and residual useful lives of major intangible assets are as follows (in millions of Korean won) :

	Amount		Description	Residual useful lives
Goodwill	~~W~~	1,820,884	Goodwill related to acquisition of Shinsegi Telecomm, Inc.	14 years and 3 months
IMT license		1,059,871	Frequency use rights relating to W-CDMA Service	(note a)
WiBro license		117,000	WiBro Service	(note b)
DMB license		7,421	DMB Service	10 years and 6 months
Software development costs		61,255	Software for business use	1 ~ 5 years

(note a)	Amortization of the IMT license commenced when the Company started its commercial IMT 2000 service in December 2003, using the straight-line method over the estimated useful life (13 years) of the IMT license which expires in December 2016.

(note b)	The Company purchased the WiBro license from MIC on March 20, 2005. The license period is seven years from that date. Amortization of the WiBro license will be on a straight line basis over the remaining useful life from the commencement date of the Company’s commercial WiBro services.

8.    BONDS PAYABLE
Bonds payable as of December 31, 2005 and December 31, 2004 are as follows (in millions of Korean won and thousands of U.S. dollars) :

		Annual interest	December 31,		December 31,
	Maturity year	rate (%)	2005		2004
Domestic general bonds	2005	6.0	~~W~~	—	~~W~~	500,000
”	2006	5.0 — 6.0		800,000		800,000
”	2007	5.0 — 6.0		700,000		700,000
”	2008	5.0		300,000		300,000
”	2009	5.0		300,000		300,000
”	2010	4.0		200,000		—
”	2011	3.0		200,000		200,000
Dollar denominated bonds (US$300,000)	2011	4.25		303,900		313,140
Convertible bonds (US$329,450)	2009	—		385,885		385,885

Total				3,189,785		3,499,025
Less discounts on bonds				(40,016)		(51,467)
Less conversion right adjustments				(65,219)		(82,245)
Add long-term accrued interest				24,808		24,808

Net				3,109,358		3,390,121
Less portion due within one year				(795,150)		(498,278)

Long-term portion			~~W~~	2,314,208	~~W~~	2,891,843

All of the above bonds will be paid in full at maturity.
On May 27, 2004, the Company issued zero coupon convertible bonds with a maturity of five years in the principal amount of US$329,450,000 for US$324,923,469, with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock which was greater than market value at the date of issuance. Subsequently, the initial conversion price was changed to ~~W~~225,518 per share in accordance with antidilution protection. The Company may redeem their principal amount after 3 years from the issuance date if the market price exceeds 130% of the conversion price during a predetermined period. On the other hand, the bond holders may redeem their notes at 103.81% of the principal amount on May 27, 2007 (3 years from the issuance date). The conversion right may be exercised during the period from July 7, 2004 to May 13, 2009 and the number of common shares to be converted as of December 31, 2005 is 1,718,700 shares. Conversion of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock, if this 49% ownership limitation is violated due to the exercise of conversion rights. In this case, the Company will pay a bond holder a cash settlement determined at the average price of one day after a holder exercises its conversion right or the weighted average price for the following five business days. The Company intends to sell treasury shares held in trust by the Company that corresponds to the number of shares of common stock that would have been delivered in the absence of the 49% foreign shareholding restrictions. The Company entered into an agreement with Credit Suisse First Boston International to reduce the effect of fluctuation with respect to cash settlement payments that may be more or less than the proceeds from sales of treasury shares held in trust. Unless either previously redeemed or converted, the notes are redeemable at 106.43% of the principal amount at maturity.

9.    SUBSCRIPTION DEPOSITS
The Company receives subscription deposits from customers of cellular services at the subscription date. The Company has no obligation to pay interest on subscription deposits but is required to return them to subscribers upon termination of the subscription contract.
Long-term subscription deposits held as of December 31, 2005 and 2004 are as follows (in millions of Korean won except deposit per subscriber amounts) :

	Deposit
Service type	per subscriber		2005		2004
Cellular	~~W~~	200,000	~~W~~	23,770	~~W~~	31,440

The Company offers existing and new cellular subscribers the option of obtaining credit insurance from Seoul Guarantee Insurance Company (“SGIC”) in lieu of the subscription deposits. Existing subscribers who elect this option are refunded their subscription deposits. As a result, the balance of subscription deposits has been decreasing.
10. LEASES
As the Company merged with Shinsegi Telecomm, Inc. (“Shinsegi”) in January 2002, certain capital leases made by Shinsegi were transferred to the Company. Depreciation expense related to such capital leases for the years ended December 31, 2005 and 2004 was nil and ~~W~~37 million, respectively. For the year ended December 31, 2004, all capital leases transferred from Shinsegi were terminated and the Company acquired the related leased machinery free of charge.
In addition, the Company acquired certain computer equipment and software from SK C&C Co., Ltd. and succeeded certain capital lease agreements between SK C&C Co., Ltd. and HP Financial Service. Details of capital lease assets and liabilities acquired from SK C&C Co., Ltd. for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

		2005		2004
Acquisition cost	Office equipment	~~W~~	16,919	~~W~~	—
	Computer software		7,625		—

		~~W~~	24,544	~~W~~	—

Accumulated depreciation	Office equipment	~~W~~	744	~~W~~	—
	Computer software		127		—

		~~W~~	871	~~W~~	—

Carrying amounts	Office equipment	~~W~~	16,175	~~W~~	—
	Computer software		7,498		—

		~~W~~	23,673	~~W~~	—

Depreciation expenses	Office equipment	~~W~~	744	~~W~~	—
	Computer software		127		—

		~~W~~	871	~~W~~	—

The Company’s minimum future lease payments as of December 31, 2005 are as follows (in millions of Korean won) :

	Annual lease payments		Interest		Principal
2006	~~W~~	15,328	~~W~~	989	~~W~~	14,339
2007		8,846		353		8,495
2008		1,734		24		1,710

Total	~~W~~	25,908	~~W~~	1,365		24,544

Less portion due within one year						(14,340)

Capital lease liabilities					~~W~~	10,204

As the Company merged with Shinsegi, certain operating lease made by Shinsegi was transferred to the Company and the related lease expense for the year ended December 31, 2005 and 2004 was nil and ~~W~~261 million, respectively, as the operating lease was terminated in 2004.
11. MONETARY ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES
The details of monetary assets and liabilities denominated in foreign currencies (except for bonds payable denominated in foreign currencies described in Note 8) as of December 31, 2005 and 2004 are as follows (in millions of Korean won, thousands of U.S. dollars, thousands of HK dollars, thousands of Japanese yen, thousands of Great Britain pounds, thousands of Chinese yuan, thousands of Singapore dollars, thousands of Swiss Franc and thousands of Euros) :

	2005				2004
	Foreign		Korean won		Foreign		Korean won
	currencies		equivalent		currencies		equivalent
Cash and cash equivalents	US$	4,175	~~W~~	4,229	US$	3,851	~~W~~	4,020
	EUR	3		3		—		—
Accounts receivable — trade	US$	9,390		9,512	US$	2,163		2,257
”	EUR	248		298		—		—
Accounts receivable — other	US$	3,364		3,408	US$	2,930		3,058
Guarantee deposits	JPY	16,156		139	JPY	15,756		160
”		—		—	US$	142		149

			~~W~~	17,589			~~W~~	9,644

Accounts payable	US$	15,633		15,836	US$	5,158		5,384
”	JPY	8,498		73	JPY	38,618		391
”	HK$	254		33	HK$	217		29
”	GBP	453		792	GBP	67		135
”	SG$	22		13	SG$	5		3
”	EUR	504		604	EUR	119		169
”	CHF	19		15		—		—
”		—		—	CNY	1		1

			~~W~~	17,366			~~W~~	6,112

12.	CAPITAL STOCK AND CAPITAL SURPLUS

The Company’s capital stock consists entirely of common stock with a par value of ~~W~~500. The number of authorized and issued shares as of December 31, 2005 and 2004 are as follows :

	2005	2004
Authorized shares	220,000,000	220,000,000
Issued shares	82,276,711	82,276,711
Significant changes in capital stock and capital surplus during the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	Number of shares
	issued	Capital stock		Capital surplus
At January 1, 2004	82,276,711	~~W~~	44,639	~~W~~	2,915,964
Excess unallocated purchase price (note a)	—		—		(77)
Consideration for conversion rights (note b)	—		—		67,279

At December 31, 2004	82,276,711		44,639		2,983,166
Deferred tax liabilities deducted from capital surplus (note c)	—		—		(18,501)
Transferred from stock option in capital adjustment (note d)	—		—		1,533

December 31, 2005	82,276,711	~~W~~	44,639	~~W~~	2,966,198

(note a)	During the year ended December 31, 2004, the Company paid ~~W~~77 million to certain former shareholders of Shinsegi Telecomm, Inc. in accordance with the ruling of the court and deducted it from capital surplus in accordance with Korean GAAP.

(note b)	The Company issued zero coupon convertible bonds in the principal amount of US$329,450,000 at US$324,923,469 with an initial conversion price of ~~W~~235,625 per share of the Company’s common stock on May 27, 2004 and the consideration for conversion right of ~~W~~67,279 million was added to capital surplus in accordance with Korean GAAP (See Note 2 (i)).

(note c)	The tax effects of consideration for conversion rights, which resulted in temporary differences, was deducted directly from related components of stockholders’ equity, pursuant to adoption of SKAS No. 16 for the year ended December 31, 2005.

(note d)	During the year ended December 31, 2005, the exercisable period for the stock options representing 17,800 shares, of which recognized compensation costs was ~~W~~1,533 million, expired and the related stock options of ~~W~~1,533 million in capital adjustments were transferred to capital surplus in accordance with Korean GAAP (See Note 2 (n)).

13.	RETAINED EARNINGS

Retained earnings as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
Appropriated	~~W~~	5,470,701	~~W~~	4,733,936
Unappropriated		1,799,160		1,422,772

	~~W~~	7,269,860	~~W~~	6,156,708

     The details of appropriated retained earnings as of December 31, 2005 and December 31, 2004 are as follows (in millions of Korean won) :

	2005		2004
Legal reserve	~~W~~	22,320	~~W~~	22,320
Reserve for improvement of financial structure		33,000		33,000
Reserve for loss on disposal of treasury stock		477,182		477,182
Reserve for research and manpower development		822,061		776,296
Reserve for business expansion		4,116,138		3,425,138

Total	~~W~~	5,470,701	~~W~~	4,733,936

a.	Legal Reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends for each accounting period until the reserve equals 50% of outstanding capital stock. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

b.	Reserve for Improvement of Financial Structure

The Financial Control Regulation for listed companies in Korea requires that at least 10% of net income (net of accumulated deficit), and an amount equal to net gain (net of related income taxes, if any) on the disposal of property and equipment be appropriated as a reserve for improvement of financial structure until the ratio of stockholders’ equity to total assets reaches 30%. The reserve for improvement of financial structure may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to capital stock.

c.	Reserves for Loss on Disposal of Treasury Stock and Research and Manpower Development

Reserves for loss on disposal of treasury stock and research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be unappropriated from appropriated retained earnings in accordance with the relevant tax laws. Such unappropriation will be included in taxable income in the year of unappropriation.

14.	TREASURY STOCK

Upon the issuances of stock dividends and new common stock and the merger with Shinsegi Telecomm, Inc. and SK IMT Co., Ltd., the Company acquired fractional shares totaling 77,970 shares for ~~W~~6,110 million through 2004. In addition, the Company acquired 7,452,810 shares of treasury stock in the market or through the trust funds for ~~W~~1,771,507 million through 2004 in order to stabilize the market price of its stock.

Under the Mutual Agreement on Stock Exchange between the Company and KT Corporation, on December 30, 2002 and January 10, 2003, the Company acquired 8,266,923 shares of the Company’s common stock from KT Corporation for ~~W~~1,853,643 million.

On January 13, 2002, the Company merged with Shinsegi Telecomm, Inc. and distributed 2,677,653 shares of treasury stock to minority shareholders of Shinsegi Telecomm, Inc., of which the cost was ~~W~~584,646 million.

On January 6, 2003, the Company retired 4,457,635 shares of treasury stock that were purchased from KT Corporation as mentioned above in accordance with a resolution of the board of directors dated December 26, 2002 and reduced unappropriated retained earnings by ~~W~~1,008,882 million including the tax effect of ~~W~~9,373 million, in accordance with the Korean Commercial Laws.

On June 30, 2003, in accordance with a resolution of the board of directors dated June 24, 2003, the Company announced a stock repurchase program to acquire 2,544,600 shares of common stock in the market in order to enhance stockholders’ interest and to stabilize the stock price. Pursuant to the program, the Company acquired a total of 2,544,600 shares of Company’s outstanding common stock for ~~W~~525,174 million during the period from June 30, 2003 to August 11, 2003 and retired such treasury shares on August 20, 2003, which reduced the unappropriated retained earnings by ~~W~~537,138 million including the tax effect of ~~W~~11,964 million, in accordance with Korean Commercial Laws.

15.	STOCK OPTIONS

On March 17, 2000, March 16, 2001 and March 8, 2002, in accordance with the approval of its stockholders or its board of directors, the Company granted stock options to its management, representing 17,800 shares at an exercise price of ~~W~~424,000 per share, 43,820 shares at an exercise price of ~~W~~211,000 per share and 65,730 shares at an exercise price of ~~W~~267,000 per share. The stock options will become exercisable after three years from the date of grant and shall be exercisable for two years from the first exercisable date. Upon exercise of stock options, the Company will issue its common stock. If the employees leave the Company within three years after the grant of stock options, such employees forfeit their unvested stock options awarded. During the year ended December 31, 2004, stock options representing 530 shares, of which total compensation cost was ~~W~~3 million, were forfeited.

The value of stock options granted is determined using the Black-Scholes option-pricing model, without considering the volatility factor in estimating the value of its stock options, as permitted under Korean GAAP. The following assumptions are used to estimate the fair value of options granted in 2000, 2001 and 2002; risk-free interest rate of 9.1% for 2000, 5.9% for 2001 and 6.2% for 2002; expected life of three years for 2000, 2001 and 2002; expected dividend of ~~W~~500 per share for 2000, 2001 and 2002. Under these assumptions, total compensation cost, the recognized compensation cost (included in labor cost) for the years ended December 31, 2005 and 2004 and the outstanding balance of stock option in capital adjustment as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	Total		Recognized				Stock option in
	compensation		compensation cost				capital adjustment
Grant date	cost		2005		2004		2005		2004
March 17, 2000 (note)	~~W~~	1,533	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,533
March 16, 2001		234		—		10		234		234
March 8, 2002		3,246		180		1,082		3,246		3,066

	~~W~~	5,013	~~W~~	180	~~W~~	1,092	~~W~~	3,480	~~W~~	4,833

(note)	During the year ended December 31, 2005, the exercisable period expired for stock options representing 17,800 shares, for which the Company had recognized compensation cost of ~~W~~1,533 million. The related capital adjustment of ~~W~~1,533 million was transferred to capital surplus. Therefore, stock options in capital adjustments as of December 31, 2005 are nil, and there is no compensation cost to be recognized for periods after December 31, 2005.
The pro forma net income and net income per common share, if the Company had not excluded the volatility factor (expected volatility of 66.8% for options granted in 2000, 67.5% for options granted in 2001 and 63.0% for options granted in 2002) in estimating the value of its stock options, for years ended December 31, 2005, 2004 and 2003 are as follows :

	2005		2004		2003
Pro forma ordinary income before income taxes (in millions of Korean won)	~~W~~	2,554,315	~~W~~	2,114,841	~~W~~	2,711,080
Pro forma net income (in millions of Korean won)		1,871,082		1,492,914		1,939,636
Pro forma net income and ordinary income per common share (in Korean won)		25,417		20,280		25,835
16.	INCOME TAXES
a.	Details of income tax expense

Income tax expense for the years ended December 31, 2005 and 2004 consist of the following (in millions of Korean won) :

	2005		2004
Current	~~W~~	678,722	~~W~~	540,129
Changes in net deferred tax liabilities (note a)		4,511		80,797

Income tax expenses	~~W~~	683,233	~~W~~	620,926

(note a)	Changes in net deferred tax liabilities for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
Ending balance of net deferred tax liabilities	~~W~~	348,563	~~W~~	323,096
Beginning balance of net deferred tax liabilities		(323,096)		(242,057)
Adjustment to the beginning net deferred income tax liabilities based on tax return filed		8,536		(242)
Tax effect of temporary differences charged or credited directly to related components of stockholders’ equity		(29,492)		—

	~~W~~	4,511	~~W~~	80,797

b.	Reconciling items between accounting income and taxable income

Reconciling items between accounting income and taxable income for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

(Temporary Differences)	2005		2004
Additions :
Allowance for doubtful accounts	~~W~~	142,420	~~W~~	59,622
Accrued interest income		8,823		5,978
Reserves for research and manpower development		131.467		84,235
Equity in losses of affiliates		94,821		—
Foreign currency translation gain		—		2,802
Depreciation		14,826		12,073
Loss on impairment of long-term investment securities		1,793		32,074
Loss on impairment of other assets		7,461		21,070
Loss on valuation of derivative instruments		—		15,789
Accrued severance indemnities		24,879		19,636
Deposits for severance indemnities		12,552		10,540
Consideration of conversion right		17,027		—
Other		76,180		57,719

Sub-total		532,249		321,538

Deductions:
Reserves for research and manpower development		(190,000)		(130,000)
Allowance for doubtful accounts		(59,612)		(67,482)
Depreciation		(80,359)		(183,861)
Accrued interest income		(8,331)		(7,797)
Foreign currency translation loss		—		(5,617)
Equity in earnings of affiliates		(9,387)		(53,825)
Loss on impairment of other assets		(21,070)		(22,459)
Loss on impairment of long-term investment securities		—		(20,342)
Gain on valuation of derivative instruments		(2,545)		—
Accrued severance indemnities		(12,552)		(19,636)
Deposits for severance indemnities		(24,879)		(10,540)
Other		(110,143)		(88,358)

Sub-total		(518,878)		(609,917)

Total Temporary Differences		13,371		(288,379)

(Permanent Differences)		211,489		200,043

Total	~~W~~	244,860	~~W~~	(88,336)

c.	Change in cumulative temporary differences and deferred tax assets (liabilities)

Changes in cumulative temporary differences for the years ended December 31, 2005 and 2004 and deferred tax assets (liabilities) as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

For the year ended December 31, 2005

		January 1,		Increase		Decrease			December 31,
Description		2005		(note b)		(note b)			2005
Current :
Allowance for doubtful accounts		~~W~~	59,622	~~W~~	122,551	~~W~~	59,612		~~W~~	122,561
Accrued interest income			(7,796)		(558)		(4,423)			(3,931)
Other			235,000		42,010		25,495			251,515

Total			286,826	~~W~~	164,003	~~W~~	80,684			370,145
Temporary differences unlikely to be realized (note a)			(128,555)		(19,219)		—			(147,774)

Total current cumulative temporary differences-net		~~W~~	158,271		144,784		80,684		~~W~~	222,371

Current deferred tax assets-net (note c)		~~W~~	43,525						~~W~~	61,152

Non-current :
Property and equipment			(127,822)		(61,386)		7,238			(196,446)
Loss on impairment of long-term investment securities			106,752		1,393		—			108,145
Loss on impairment of other long-term assets			21,070		7,461		21,070			7,461
Reserves for research and manpower development			(709,467)		(190,000)		(131,467)			(768,000)
Reserves for loss on disposal of treasury stock			(474,081)		—		—			(474,081)
Equity in (earnings) losses of affiliates			(89,441)		166,434		—			76,993
Equity in capital adjustment of affiliates			—		(109,468)		—			(109,468)
Unrealized loss on valuation of long-term investment securities			—		58,116		—			58,116
Accrued severance indemnities			139,524		21,493		12,552			148,465
Deposits for severance indemnities			(139,524)		(21,493)		(12,552)			(148,465)
Loss on valuation of derivative instruments			15,789		—		2,545			13,244
Loss on valuation of derivative instruments-capital adjustment			—		19,554		—			19,554
Considerations for conversion right			—		(67,279)		—			(67,279)
Other			(75,966)		186,801		131,886			(21,051)

Total			(1,333,166)	~~W~~	11,626	~~W~~	31,272			(1,352,812)
Temporary differences unlikely to be realized (note a)			—		(137,061)		—			(137,061)

Total non-current cumulative temporary differences-net	(	~~W~~	1,333,166)		(125,435)		31,272	(	~~W~~	1,489,873)

Total non-current deferred tax liabilities-net (note c)	(	~~W~~	323,096)					(	~~W~~	409,715)

(note a)	Through 2004, the tax effects of temporary differences, which are unlikely to be realized, and temporary differences directly adjusted to capital surplus or capital adjustments, such as net unrealized loss on valuation of long-term investment securities, were excluded in determining the net deferred tax assets or liabilities. However, effective January 1, 2005, pursuant to adoption of SKAS No. 16, “Income Taxes”, temporary differences are presented on a gross basis, including temporary differences which are unlikely to be realized. In addition, tax effects of temporary differences related to adjustments made directly to capital surplus or capital adjustments are included in determining the net deferred tax assets or liabilities.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.

(note c)	Effective January 1, 2005, pursuant to adoption of SAKS No. 16 deferred tax assets and liabilities are separated into current and non-current amounts based on the classification of related assets or liabilities for financial reporting purpose. The tax rate used in measuring deferred tax assets and liabilities is 27.5%.

For the year ended December 31, 2004

		January 1,			Increase		Decrease			December 31,
Description		2004			(note b)		(note b)			2004
Property and equipment		~~W~~	41,373	(	~~W~~	159,764)	~~W~~	9,431	(	~~W~~	127,822)
Allowance for doubtful accounts			66,833			60,271		67,482			59,622
Loss on impairment of investment securities			95,269			32,074		20,591			106,752
Foreign currency translation loss			5,617			—		5,617			—
Foreign currency translation gain			(2,802)			—		(2,802)			—
Reserves for research and manpower development			(663,702)			(130,000)		(84,235)			(709,467)
Reserves for loss on disposal of treasury stock			(474,081)			—		—			(474,081)
Accrued interest income			(5,978)			(7,797)		(5,978)			(7,797)
Equity in earnings of affiliates			(35,616)			(53,825)		—			(89,441)
Loss on impairment of other assets			22,459			21,070		22,459			21,070
Accrued severance indemnities			148,963			19,636		29,075			139,524
Deposits for severance indemnities			(139,054)			(19,636)		(19,166)			(139,524)
Loss on valuation of currency swap			—			15,789		—			15,789
Other			57,547			34,788		61,854			30,481

Total temporary differences	(	~~W~~	883,172)	(	~~W~~	187,394)	~~W~~	104,328	(	~~W~~	1,174,894)

Deferred tax liabilities-net (note a)	(	~~W~~	242,057)						(	~~W~~	323,096)

(note a)	The tax effects of temporary differences which are not realizable and the net unrealized loss on valuation of long-term investment securities are excluded in determining the above net deferred tax liabilities.

(note b)	These changes include adjustment to reflect the change in accumulated temporary differences based on the prior year tax return.
Deferred tax assets and liabilities before offsetting each other are as follows (in millions of Korean won) :

		2005			2004
Deferred tax assets		~~W~~	192,044		~~W~~	166,895
Deferred tax liabilities			(540,607)			(489,991)

Deferred tax assets (liabilities), net	(	~~W~~	348,563)	(	~~W~~	323,096)

Current, net		~~W~~	61,152		~~W~~	—
Non-current, net	(	~~W~~	409,715)	(	~~W~~	323,096)

d.	Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments

Deferred tax assets (liabilities) added to (deducted from) capital surplus or capital adjustments as of December 31, 2005 are as follows (in millions of Korean won) :

Considerations for conversion right	~~(W~~	18,502)
Unrealized loss on valuation of long-term investment securities		15,982
Equity in capital adjustment of affiliates, net		(32,349)
Loss on valuation of currency swap		5,377

Total	~~(W~~	29,492)

e.	Effective tax rate

Effective tax rates for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
Income before income tax expenses	~~W~~	2,554,613	~~W~~	2,115,778
Income tax expenses		683,233		620,926

Effective tax rate		26.75%		29.35%

f.	Income taxes payable and prepaid income taxes before offset

Income taxes payable and prepaid income taxes as of December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
Prepaid income taxes	~~(W~~	312,143)	~~(W~~	272,332)
Income taxes payable		678,722		540,129

Income taxes payable-net	~~W~~	366,579	~~W~~	267,797

17.	NET INCOME AND ORDINARY INCOME PER SHARE

The Company’s net income and ordinary income per share amounts for the years ended December 31, 2005 and 2004 are computed as follows (in millions of Korean won, except for per share data) :

Net income and ordinary income per share

	2005		2004
Net income and ordinary income	~~W~~	1,871,380	~~W~~	1,494,852
Weighted average number of common shares outstanding		73,614,296		73,614,297

Net income and ordinary income per share (in Korean won)	~~W~~	25,421	~~W~~	20,307

The weighted average number of common shares outstanding for the years ended December 31, 2005 and 2004 is calculated as follows :

	Number of	Weighted	Weighted
	shares	number of days	number of shares
For 2005
At January 1, 2005	82,276,711	365 / 365	82,276,711
Treasury stock, at the beginning	(8,662,415)	365 / 365	(8,662,415)

Total	73,614,296		73,614,296

For 2004
At January 1, 2004	82,276,711	366 / 366	82,276,711
Treasury stock, at the beginning	(8,662,403)	366 / 366	(8,662,403)
Purchase of fractional shares related to merger with SK IMT Co., Ltd.	(12)	316 / 366	(11)

Total	73,614,296		73,614,297

Diluted net income and ordinary income per share amounts for the years ended December 31, 2005 and 2004 are computed as follows (in millions of Korean won, except for per share data) :
Diluted net income and ordinary income per share

	2005		2004
Adjusted net income and ordinary income	~~W~~	1,884,435	~~W~~	1,502,169
Adjusted weighted average number of common shares outstanding		75,332,996		74,596,777

Diluted net income and ordinary income per share	~~W~~	25,015	~~W~~	20,137

Adjusted net income and ordinary income per share and the adjusted weighted average number of common shares outstanding for the years ended December 31, 2005 and 2004 are calculated as follows (in millions of Korean won) :

	2005		2004
Net income and ordinary income	~~W~~	1,871,380	~~W~~	1,494,852
Effect of stock option (note a)		—		—
Effect of convertible bonds (note b)		13,055		7,317

Adjusted net income and ordinary income	~~W~~	1,884,435	~~W~~	1,502,169

	2005	2004
Weighted average number of common shares outstanding	73,614,296	73,614,297
Effect of stock options (note a)	—	—
Effect of convertible bonds (note b)	1,718,700	982,480

Adjusted weighted average number of common shares outstanding	75,332,996	74,596,777

(note a)	In the years ended December 31, 2005 and 2004, the outstanding stock options did not have a dilutive effect because the exercise price exceeded the average market price of common stock for the years ended December 31, 2005 and 2004.

(note b)	Effect of convertible bonds represents the dilutive effect of such bonds on net income and ordinary income per share determined on an as if converted basis.
18.	RESTRICTED CASH AND CASH EQUIVALENTS
a.	At December 31, 2005, the Company has guarantee deposits restricted for its checking accounts totaling ~~W~~26 million and deposits restricted for the interest of the public totaling ~~W~~10,000 million of which due date is August 10, 2006.

b.	The Company entered into a contract to sell the investment in common stock of KPMS Corporation, which was held by the Company and accounted for as available-for-sale securities, with First Data Corporation. Some portion of proceeds from sales of such investment totaling ~~W~~1,137 million is kept in escrow accounts in accordance with the Escrow Agreement, which is restricted for use until November 16, 2007 (final settlement date).
19.	DIVIDEND DISCLOSURE

Details of dividends which were declared for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won except for per share data) :

		Number of shares	Face value
	Dividend type	outstanding	per share		Dividend ratio	Dividends
2005	Cash dividends (interim)	73,614,296	~~W~~	500	200%	~~W~~	73,614
	Cash dividends (year-end)	73,614,296	~~W~~	500	1,600%		588,914

	Total					~~W~~	662,528

2004	Cash dividends (interim)	73,614,308	~~W~~	500	200%	~~W~~	73,614
	Cash dividends (year-end)	73,614,296	~~W~~	500	1,860%		684,613

	Total					~~W~~	758,227

Dividends payout ratios (including interim dividend) for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
Dividends	~~W~~	662,528	~~W~~	758,227
Net income		1,871,380		1,494,852

Dividends payout ratio		35.40%		50.72%

Dividends yield ratios for the years ended December 31, 2005 and 2004 are as follows (in Korean won) :

	2005		2004
Dividend per share	~~W~~	9,000	~~W~~	10,300
Stock price at the year-end		181,000		197,000

		4.97%		5.23%

20.	INSURANCE

At December 31, 2005, certain of the Company’s assets are insured with local insurance companies as follows (in millions of Korean won and thousands of U.S. dollars) :

Insured	Risk	Carrying value		Coverage
				US$	65,000
Property and equipment	Fire and comprehensive liability	~~W~~	3,694,810	~~W~~	7,255,411

In addition, the Company carries directors and officers liability coverage insurance totaling ~~W~~50,000 million.

21.	TRANSACTIONS WITH RELATED COMPANIES

Significant related party transactions and balances as of and for the years ended December 31, 2005 and 2004 were as follows (in millions of Korean won) :

	For the year ended		For the year ended
Description	December 31, 2005		December 31, 2004
Transactions
SK C&C Co., Ltd. :
Purchases of property and equipment	~~W~~	246,600	~~W~~	126,648
Commissions paid and other expenses		321,046		289,933
Commission and other income		7,853		7,918

SK Engineering & Construction Co., Ltd. :
Construction		257,823		419,871
Commissions paid and other expenses		6,593		6,148
Commissions and other income		2,470		1,081

SK Networks Co., Ltd. :
Purchases of property and equipment		5,857		3,087
Commissions paid and other expenses		425,832		400,290
Commissions and other income		12,546		13,196

SK Corporation :
Purchases of property and equipment		1,106		4,071
Commissions paid and other expenses		44,746		47,438
Commissions and other income		8,926		7,994

Innoace Co., Ltd. :
Purchases of property and equipment		13,634		23,776
Commissions paid and other expenses		2,109		4,337
Commissions and other income		218		296

SK Communications Co., Ltd. :
Purchases of property and equipment		132		229
Commissions paid and other expenses		46,040		39,090
Commissions and other income		1,097		13,660

SK Telesys Co., Ltd. :
Purchases of property and equipment		294,829		188,822
Commissions paid and other expenses		7,410		3,102
Commissions and other income		575		322

WiderThan Co., Ltd. :
Purchases of property and equipment		13,248		4,418
Commissions paid and other expenses		97,869		82,364
Commissions and other income		1,727		1,084

Global credit & information Co.,Ltd. :
Commissions paid and other expenses		37,549		35,617
Commissions and other income		1,106		865

Helio Inc. :
Commissions and other income		11,914		—

	December 31,		December 31,
Description	2005		2004
Balances
SK C&C Co., Ltd. :
Accounts receivable	~~W~~	91	~~W~~	77
Accounts payable		174,884		75,802
Guarantee deposits received		346		346

SK Engineering & Construction Co., Ltd. :
Accounts receivable		97		76
Accounts payable		21,326		135,213
Guarantee deposits received		942		408

SK Networks Co., Ltd. :
Accounts receivable		1,760		1,102
Guarantee deposits		113		113
Accounts payable		20,465		18,696
Guarantee deposits received		2,700		955

SK Corporation :
Accounts receivable		1,643		2,392
Guarantee deposits paid		1,307		103,720
Accounts payable		6,767		19,917
Guarantee deposits received		6,173		10,194

Innoace Co., Ltd. :
Accounts payable		6,100		15,199
Guarantee deposits received		2,138		2,138

SK Communications Co., Ltd. :
Accounts receivable		195		235
Accounts payable		5,891		11,509
Guarantee deposits received		3,681		11,127

SK Telesys Co., Ltd. :
Accounts receivable		3		11
Accounts payable		65,496		51,954

SK Wyverns Baseball Club Co., Ltd. :
Long-term and short-term loans		5,857		7,957

WiderThan Co., Ltd. :
Accounts receivable		4		58
Accounts payable		17,398		9,829

Global credit & information Co.,Ltd. :
Accounts receivable		70		20
Accounts payable		6,533		6,140

Helio Inc. :
Accounts receivable		11,914		—

22. PROVISION FOR MILEAGE POINTS
The Company, for its marketing purposes, grants certain mileage points (“Rainbow Points”) to its subscribers based on their usage of the Company’s services. Rainbow Points provision was provided based on the historical usage experience and the Company’s marketing policy. Such provision as of December 31, 2005 totaled ~~W~~52,172 million and was recorded as accrued expenses.
Details of change in the provisions for such mileage points for the years ended December 31, 2005 and 2004 are as follows (in millions of Korean won) :

	2005		2004
Beginning balance	~~W~~	61,596	~~W~~	103,679
Present value discount (note a)		(7,415)		—
Increase		7,265		—
Decrease		(9,274)		(42,083)

Ending Balance	~~W~~	52,172	~~W~~	61,596

(note a) Effective January 1, 2005, pursuant to adoption of SKAS No.17 (See  Note 2 (l)), Rainbow Points provision is recorded at the present value, which was recorded at nominal value through 2004.
23. DERIVATIVE INSTRUMENTS
The Company has entered into a foreign currency forward contract and a fixed-to-fixed cross currency swap contract with Citi Bank, BNP Paribas and Credit Suisse First Boston International to hedge the foreign currency risk of unguaranteed US dollar denominated bonds with face amounts totaling US$300,000,000 at annual fixed interest rate of 4.25% issued on April 1, 2004. As of December 31, 2005, in connection with unsettled foreign currency swap contract to which the cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to ~~W~~14,177 million (excluding tax effect totaling ~~W~~5,377 million and foreign exchange translation gain arising from unguaranteed US dollar denominated bonds totaling ~~W~~40,652 million) was accounted for as a capital adjustment.
In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Credit Suisse First Boston International to hedge foreign currency risk of unguaranteed US dollar denominated convertible bonds with face amounts of US$329,450,000 issued on May 27, 2004. In connection with unsettled fixed-to-fixed cross currency swap contract to which the cash flow hedge accounting is not applied, a gain on valuation of currency swap of ~~W~~2,545 million for the year ended December 31, 2005 and loss on valuation of currency swap of ~~W~~15,789 million for the year ended December 31, 2004 were charged to current operations. As of December 31, 2005, fair values of above derivatives totaling ~~W~~73,450 million are recorded in long-term liabilities.

Details of derivative instruments as of December 31, 2005 are as follows (in thousands of US dollars and millions of Korean won) :

				Fair value
				Designated
		Face	Duration	as cash		Not
Type	Hedged item	amount	of contract	flow hedge		Designated		Total
Fix-to-fixed cross	Unguaranteed US dollar		March 23, 2004
currency swap	denominated bonds	US$300,000	~ April 1, 2011	~~W~~	60,206	~~W~~	—	~~W~~	60,206
Fix-to-fixed cross	Unguaranteed US dollar		May 27, 2004
currency swap	denominated convertible bond	US$100,000	~ May 27, 2009		—		13,244		13,244

				~~W~~	60,206	~~W~~	13,244	~~W~~	73,450

The above derivative instruments designated as cash flow hedge mature within 63 months from December 31, 2005 at the longest; and the expected portion of capital adjustments as of December 31, 2005, related to loss on valuation of currency swap, to be recorded in earnings within the next 12 months amounts to ~~W~~6,146 million.
24. SUBSTANTIAL CHANGES IN THE BUSINESS ENVIRONMENT
a.	Acquisition of WiBro License
The Company, together with KT Corporation and Hanaro Telecom Inc., acquired a license for WiBro, a portable internet service which is scheduled to start commercial operations in June 2006, as a result of the decision of the Committee of Information and Communication Policy dated January 20, 2005. With regard to this service, the Company paid ~~W~~117 billion and received the WiBro license from the Ministry of Information and Technology in March 2005, which was recorded as an intangible asset.
b.	Establishment of Helio, Inc., a joint venture company in the U.S.A.
In accordance with the resolution of the Company’s board of directors dated January 26, 2005, the Company and EarthLink, Inc., an internet service provider in the United States of America, agreed to establish ‘Helio, Inc.’, a joint venture company, in the United States of America in February 2005 in order to provide wireless telecommunication service across the United States of America. The Company, via SK Telecom USA Holdings, Inc., its wholly-owned subsidiary in the United States of America, will invest US$220 million for a 50% equity interest in the joint venture company from 2005 through 2007. Helio, Inc. will launch cellular voice and data services extensively across the United States of America during the second quarter of 2006 by renting networks from network operators throughout the United States of America also known as partial mobile virtual network operator (MVNO) system.

25. OPERATING RESULTS FOR THE FOURTH QUARTER
The Company’s key operating results for the three months ended December 31, 2005 and 2004 are as follows (in millions of Korean won, except for income per share) :

	4th Quarter of
	2005		2004
	(unaudited)		(unaudited)
Operating revenue	~~W~~	2,626,557	~~W~~	2,484,849
Ordinary income		567,123		481,355
Net income		447,975		348,072
Net income per share (in Korean won)		6,085		4,728
Forward-Looking Statement Disclaimer
The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)

By: /s/ Hyun Jong Song (Signature)
Name: Hyun Jong Song
Title: Vice President

Date: April 10, 2006